QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.2

QUNAR CAYMAN ISLANDS LIMITED
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

        The Board of Directors and Shareholders of Qunar Cayman Islands Limited

        We have audited the accompanying consolidated balance sheets of Qunar Cayman Islands Limited (the "Company") as of December 31, 2015 and 2014, and the related consolidated statements of comprehensive loss, cash flows and shareholders' equity (deficit) for each of the three years in the period ended December 31, 2015. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Qunar Cayman Islands Limited at December 31, 2015 and 2014, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Qunar Cayman Islands Limited's internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 14, 2016 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP
Shanghai, the People's Republic of China
April 14, 2016

QUNAR CAYMAN ISLANDS LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi ("RMB") and US dollars ("US$"), except for number of shares and per share data)

		As of December 31,
	Notes	2014	2015
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		812,972	4,115,650	635,347
Restricted cash		236,929	1,747,603	269,783
Accounts receivable, net	4	165,404	278,382	42,975
Funds receivable		413,084	715,365	110,433
Short-term investments		—	351,189	54,214
Due from related parties	13	39,951	813,123	125,525
Prepayments and other current assets	5	259,734	1,320,492	203,849
Deferred tax assets, current	12	22,859	80,513	12,429

Total current assets		1,950,933	9,422,317	1,454,555

Non-current assets:
Property and equipment, net	6	149,307	232,085	35,828
Intangible assets, net	8	2,849	12,689	1,959
Goodwill	8	—	10,755	1,660
Long-term investments, net	7	103,175	712,967	110,063
Deferred tax assets, non-current	12	—	111	17
Other non-current assets	20	61,453	114,621	17,694

Total non-current assets		316,784	1,083,228	167,221

Total assets		2,267,717	10,505,545	1,621,776

LIABILITIES AND SHAREHOLDERS' (DEFICIT) EQUITY

Current liabilities (including current liabilities of the Affiliated PRC Entities without recourse to the Company amounting to RMB893,558 and RMB2,754,149 (US$425,168) as of December 31, 2014 and 2015, respectively):

Customer advances and deposits		258,992	280,962	43,373
Due to related parties	13	6,305	1,961,500	302,803
Accounts payable		19,813	31,720	4,898
Salaries and welfare payable		201,433	418,431	64,595
Income tax payable		22,821	79,736	12,309
Accrued expenses and other current liabilities	10	1,155,547	3,134,951	483,953
Warrant liability	13	701,776	—	—
Short-term loan	9	—	643,500	99,339

Total current liabilities		2,366,687	6,550,800	1,011,270

Non-current liabilities (including non-current liabilities of the Affiliated PRC Entities without recourse to the Company amounting to RMB3,429 and RMB15,793 (US$2,438) as of December 31, 2014 and 2015, respectively):

Deferred tax liability, non-current		—	1,318	203
Long-term debt	11	—	2,658,357	410,380
Non-current liabilities		71,616	91,702	14,156

Total non-current liabilities		71,616	2,751,377	424,739

Total liabilities		2,438,303	9,302,177	1,436,009

Commitments and contingencies	22
Shareholders' (deficit) equity:
Class A ordinary shares (par value of US$0.001 per share; 303,344,804 shares authorized as at December 31, 2014 and 2015, respectively; 224,299,179 and 13,517,672 shares issued and outstanding as at December 31, 2014 and 2015, respectively)	16	1,426	87	13
Class B ordinary shares (par value of US$0.001 per share; 496,655,196 shares authorized as at December 31, 2014 and 2015, respectively; 134,376,522 and 419,204,400 shares issued and outstanding as at December 31, 2014 and 2015, respectively)	16	831	2,638	407
Additional paid-in capital		2,069,313	10,647,579	1,643,703
Accumulated other comprehensive income	15	4,163	136,810	21,120
Statutory reserves		—	3,011	465
Accumulated deficit		(2,246,319)	(9,592,039)	(1,480,756)

Total Qunar Cayman Islands Limited's shareholders' (deficit) equity		(170,586)	1,198,086	184,952

Noncontrolling interests		—	5,282	815
Total shareholders' (deficit) equity		(170,586)	1,203,368	185,767

Total liabilities and shareholders' (deficit) equity		2,267,717	10,505,545	1,621,776

The accompanying notes are an integral part of these consolidated financial statements

QUNAR CAYMAN ISLANDS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of Renminbi ("RMB") and US dollars ("US$"), except for number of shares and per share (or ADS) data)

		Years end December 31,
	Notes	2013	2014	2015
		RMB	RMB	RMB	US$
Revenues
Flight and flight related services		551,122	1,171,229	2,206,948	340,694
Accommodation reservation services		194,030	347,281	1,472,925	227,380
Display advertising services		63,503	87,894	117,945	18,208
Other services		42,267	150,351	373,394	57,642

Total revenues		850,922	1,756,755	4,171,212	643,924
Cost of revenues		(173,395)	(454,902)	(1,433,237)	(221,253)

Gross profit		677,527	1,301,853	2,737,975	422,671
Operating expenses:
Product developments		(319,021)	(774,511)	(2,578,528)	(398,056)
Product sourcing		(67,271)	(316,903)	(785,385)	(121,243)
Sales and marketing		(315,506)	(890,861)	(2,671,637)	(412,430)
General and administrative		(129,209)	(399,914)	(3,388,467)	(523,089)
Online marketing expense for Baidu Zhixin Cooperation	13	—	(699,983)	(37,178)	(5,739)
Contract termination loss provision	22	—	(64,485)	—	—

Operating loss		(153,480)	(1,844,804)	(6,723,220)	(1,037,886)
Interest income (expenses), net		4,757	31,329	(110,233)	(17,017)
Foreign exchange gain (loss), net		1,469	(20,739)	(64,106)	(9,896)
Other income (loss), net		1,057	4,873	(25,161)	(3,884)
Fair value change in warrant liability	13	—	—	(397,987)	(61,439)

Loss before income taxes		(146,197)	(1,829,341)	(7,320,707)	(1,130,122)
Income tax expense	12	(41,092)	(17,560)	(22,784)	(3,517)
Equity in loss of affiliated companies, net of tax	7	—	—	(5,840)	(902)

Net loss		(187,289)	(1,846,901)	(7,349,331)	(1,134,541)

Net loss attributable to noncontrolling interests		—	—	(6,622)	(1,022)
Net loss attributable to Qunar Cayman Islands Limited's shareholders		(187,289)	(1,846,901)	(7,342,709)	(1,133,519)

Loss per share for ordinary shares
Basic and diluted	17	(0.61)	(5.26)	(19.14)	(2.95)
Loss per ADS (each ADS represents three Class B ordinary shares)
Basic and diluted	17	(1.83)	(15.78)	(57.42)	(8.85)
Weighted average number of ordinary shares used in computation:
Class A ordinary shares:
Basic	17	299,524,536	266,696,495	182,319,107	182,319,107
Diluted	17	299,524,536	266,696,495	182,319,107	182,319,107
Class B ordinary shares:
Basic	17	6,403,973	84,713,813	201,373,547	201,373,547
Diluted	17	305,928,509	351,410,308	383,692,654	383,692,654
Other comprehensive (loss) income, net of tax of nil
Foreign currency translation adjustments	15	(16,873)	32,639	132,647	20,477

Comprehensive loss		(204,162)	(1,814,262)	(7,216,684)	(1,114,064)

Comprehensive loss attributable to noncontrolling interests		—	—	(6,622)	(1,022)
Comprehensive loss attributable to Qunar Cayman Islands Limited's shareholders		(204,162)	(1,814,262)	(7,210,062)	(1,113,042)

The accompanying notes are an integral part of these consolidated financial statements

QUNAR CAYMAN ISLANDS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi ("RMB") and US dollars ("US$"))

		Years ended December 31,
	Notes	2013	2014	2015
		RMB	RMB	RMB	US$
Cash flows from operating activities:
Net loss		(187,289)	(1,846,901)	(7,349,331)	(1,134,541)
Adjustments to reconcile net loss to net cash from operating activities:
Depreciation expenses	6	22,735	52,048	110,915	17,122
Amortization of intangible assets	8	—	—	1,146	177
Allowance for doubtful accounts	4	7,038	2,199	5,849	903
Impairment of long-term investments	7	—	—	39,425	6,086
Share-based compensation		58,170	265,924	4,781, 334	738,111
Online marketing expenses for Baidu Zhixin Cooperation	13	—	699,983	37,178	5,739
Marketing services contributed by a related party	13	5,920	3,304	—	—
Imputed interest on loan due to a related party	13	2,050	—	—	—
Fair value change in warrant liability	13	—	—	397,987	61,439
Interest expense on long-term debt				49,127	7,584
Payment of Employee Consenting Equity Right Holder ("CERH") Fees		(9,982)	(2,980)	(583)	(90)
Equity in loss of affiliated companies		—	—	5,840	902
Changes in assets and liabilities
Restricted cash		(114,459)	(73,423)	(860,674)	(132,865)
Accounts receivable		(61,299)	(67,711)	(117,046)	(18,069)
Funds receivable		(210,284)	(171,962)	(301,665)	(46,569)
Due from related parties	13	(2,400)	(29,951)	(123,292)	(19,033)
Prepayments and other current assets	5	(21,233)	(193,630)	(1,059,551)	(163,567)
Deferred tax assets	12	(8,436)	(14,423)	(57,765)	(8,917)
Other non-current assets		(20,310)	(28,972)	(43,711)	(6,748)
Customer advances and deposits		95,598	94,313	21,970	3,392
Accounts payable		2,925	11,318	7,645	1,180
Due to related parties	13	4,292	1,813	181,395	28,003
Salaries and welfare payable		42,308	115,456	395,055	60,986
Income tax payable		4,598	17,057	(121,697)	(18,787)
Accrued expenses and other current liabilities	10	289,870	717,061	1,935,658	298,814
Non-current deferred tax liabilities		—	—	1,318	203
Non-current liabilities		40,269	13,753	18,649	2,879

Net cash used for operating activities		(59,919)	(435,724)	(2,044,824)	(315,666)

Cash flows from investing activities:
Acquisitions of property and equipment		(39,314)	(160,786)	(199,707)	(30,829)
Acquisition of intangible assets		—	(2,849)	(849)	(131)
Payments to purchase short-term investments		(671,165)	(242,901)	(599,441)	(92,538)
Proceeds from maturity of short-term investments		185,741	740,551	259,952	40,130
Payments for long-term investments		—	(103,175)	(646,039)	(99,731)
Acquisition of business, net of cash acquired		—	—	(11,510)	(1,777)
Net cash (used for) provided by investing activities		(524,738)	230,840	(1,197,594)	(184,876)

Cash flows from financing activities:
Proceeds from issuance of ordinary shares	16	354,586	—	—	—
Proceeds from issuance of Class B ordinary shares		1,102,232	—	1,943, 104	299,963
Proceeds from issuance of ordinary shares previously subject to escrow		17,298	—	—	—
Proceeds from exercise of share options		1,474	15,001	210,872	32,553
Loans from related parties	13	150,000		1,773,800	273,828
Repayment of loans due to related parties	13	(200,000)	—	—	—
Loans to related parties	13	(68,886)	—	(649,880)	(100,324)
Proceeds from repayment of loans due from related parties	13	98,975	—	—	—
Distribution	16	(4,638)	—	—	—
Proceeds from noncontrolling interests		—	—	3,000	463
Proceeds from short-term loan	9	—	—	643,500	99,339
Restricted cash pledged for short-term loan	9	—	—	(650,000)	(100,343)
Proceeds from issuance of long-term debt	11	—	—	3,103,303	479,067
Payment for ordinary share issuance cost		(18,960)		(10,974)	(1,694)
Payment for debt issuance cost	11	—	—	(52,566)	(8,115)
Net cash provided by financing activities		1,432,081	15,001	6,314,159	974,737

Effect of exchange rate changes on cash and cash equivalents		(15,806)	22,726	230,937	35,651
Net increase (decrease) in cash and cash equivalents		831,618	(167,157)	3,302,678	509,846
Cash and cash equivalents at beginning of the year		148,511	980,129	812,972	125,501

Cash and cash equivalents at end of the year		980,129	812,972	4,115,650	635,347

Supplemental cash flow disclosures:
Income taxes paid		8,852	4,319	4,010	619
Acquisitions of equipment included in accounts payable		122	3,408	1,407	217
Interests paid		—	—	35,013	5,405

The accompanying notes are an integral part of these consolidated financial statements

QUNAR CAYMAN ISLANDS LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' (DEFICIT) EQUITY
(Amounts in thousands of Renminbi ("RMB") and US dollars ("US$"), except for number of shares)

	Ordinary shares		Class A Ordinary shares		Class B Ordinary shares		Additional paid-in capital	Accumulated other comprehensive (loss) income (note 13)	Statutory reserves	Accumulated deficit	Total Qunar Cayman Islands Limited's shareholders' (deficit) equity	Noncontrolling interests	Total shareholders' (deficit) equity
	Number of shares	RMB	Number of shares	RMB	Number of shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2012	181,402,116	1,172	—	—	—	—	(716,364)	(11,603)	—	(212,129)	(938,924)	—	(938,924)

Net loss	—	—	—	—	—	—	—	—	—	(187,289)	(187,289)	—	(187,289)
Other comprehensive loss	—	—	—	—	—	—	—	(16,873)	—	—	(16,873)	—	(16,873)
Issuance of ordinary shares (Note 14)	21,662,296	135	—	—	—	—	354,451	—	—	—	354,586	—	354,586
Re-designation of ordinary shares to Class A ordinary shares (Note 14)	(203,064,412)	(1,307)	203,064,412	1,307	—	—	—	—	—	—	—	—	—
Conversion of Class A ordinary shares to Class B ordinary shares by a shareholder (Note 14)	—	—	(494,550)	(3)	494,550	3	—	—	—	—	—	—	—
Issuance of Class B ordinary shares (Note 14)	—	—	—	—	38,838,400	237	1,182,878	—	—	—	1,183,115	—	1,183,115
Initial public offering costs	—	—	—	—	—	—	(101,146)	—	—	—	(101,146)	—	(101,146)
Proceeds from issuance of ordinary shares previously subject to escrow (Note 1)	—	—	—	—	—	—	17,298	—	—	—	17,298	—	17,298
Distribution and payment of CERH Fees	—	—	—	—	—	—	(14,620)	—	—	—	(14,620)	—	(14,620)
Reclassification of the redeemable ordinary shares from mezzanine equity to Class A ordinary shares in permanent equity (Note 14)	—	—	100,280,392	610	—	—	998,056	—	—	—	998,666	—	998,666
Online marketing services contributed by a related party (Note 11)	—	—	—	—	—	—	5,920	—	—	—	5,920	—	5,920
Imputed interest on loan due to related party (Note 11)							2,050		—		2,050	—	2,050
Exercise of stock options	—	—	—	—	—	—	1,474	—	—	—	1,474	—	1,474
Share-based compensation	—	—	—	—	—	—	58,170	—	—	—	58,170	—	58,170

Balance at December 31, 2013	—	—	302,850,254	1,914	39,332,950	240	1,788,167	(28,476)	—	(399,418)	1,362,427	—	1,362,427

Net loss	—	—	—	—	—	—	—	—	—	(1,846,901)	(1,846,901)	—	(1,846,901)
Other comprehensive income	—	—	—	—	—	—	—	32,639	—		32,639	—	32,639
Distribution and payment of CERH Fees	—	—	—	—	—	—	(2,980)	—	—	—	(2,980)	—	(2,980)
Online marketing services contributed by a related party (Note 11)	—	—	—	—	—	—	3,304	—	—	—	3,304	—	3,304
Exercise of stock options	—	—	—	—	16,492,497	103	14,898	—	—	—	15,001	—	15,001
Share-based compensation	—	—	—	—	—	—	265,924	—	—	—	265,924	—	265,924
Transfer of Class A ordinary shares to Class B ordinary shares	—	—	(78,551,075)	(488)	78,551,075	488	—	—	—	—	—	—	—

Balance at December 31, 2014	—	—	224,299,179	1,426	134,376,522	831	2,069,313	4,163	—	(2,246,319)	(170,586)	—	(170,586)

Net loss	—	—	—	—	—	—	—	—	3,011	(7,345,720)	(7,342,709)	(6,622)	(7,349,331)
Other comprehensive income	—	—	—	—	—	—	—	132,647	—	—	132,647	—	132,647
Distribution and payment of CERH Fees	—	—	—	—	—	—	(583)	—	—	—	(583)	—	(583)
Exercise of stock options	—	—	—	—	42,070,053	270	210,602	—	—	—	210,872	—	210,872
Share-based compensation	—	—	—	—	—	—	4,781,334	—	—	—	4,781,334	—	4,781,334
Acquisition of subsidiaries	—	—	—	—	—	—	(3,848)	—	—	—	(3,848)	11,904	8,056
Exercise of Zhixin warrants	—	—	—	—	11,450,000	71	1,099,183	—	—	—	1,099,254	—	1,099,254
Issuance of Class B ordinary shares(Note 16)	—	—	—	—	20,526,318	127	1,932,003	—	—	—	1,932,130	—	1,932,130
Issuance of long-term debt (Note11)	—	—	—	—	—	—	559,575	—	—	—	559,575	—	559,575
Transfer of Class A ordinary shares to Class B ordinary shares (Note 16)	—	—	(210,781,507)	(1,339)	210,781,507	1,339	—	—	—	—	—	—	—

Balance at December 31, 2015	—	—	13,517,672	87	419,204,400	2,638	10,647,579	136,810	3,011	(9,592,039)	1,198,086	5,282	1,203,368

Balance at December 31, 2015, in US$		—		13		407	1,643,703	21,120	465	(1,480,756)	184,952	815	185,767

The accompanying notes are an integral part of these consolidated financial statements.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi ("RMB") and US dollars ("US$") except for number of shares)

1. ORGANIZATION

        Qunar Cayman Islands Limited (the "Company" or "Qunar") is a limited company incorporated on July 31, 2006 and domiciled in the Cayman Islands. The Company is principally engaged in the operation of an online travel commerce platform with the provision of flight and flight related services, accommodation reservation services, display advertising services and other services in the People's Republic of China ("PRC").

        The Company's principal subsidiaries and consolidated variable interest entities as of December 31, 2015 are as follows:

Company	Date of incorporation	Place of incorporation	Percentage of direct ownership by the Company
Principal subsidiaries of the Company:
Queen's Road Travel Information Limited ("Queen's Road")	August 6, 2010	Hong Kong	100%
Beijing Qunar Software Technology Company Limited ("WFOE")	October 10, 2006	PRC	100%
Shanghai Qianlima Network Technology Co. Ltd., a wholly owned subsidiary of the WFOE	November 16, 2012	PRC	100%
Principal Affiliated PRC Entities
Qunar.com Beijing Information Technology Company Limited ("Qunar.com", "VIE")	March 17, 2006	PRC	Nil
Beijing JiaXin HaoYuan Information Technology Company Ltd. ("Jiaxinhaoyuan"), a wholly owned subsidiary of the VIE	August 26, 2010	PRC	Nil
Beijing JinDuYuanYou Information Technology Company Ltd. ("Jinduyuanyou"), a wholly owned subsidiary of the VIE	December 12, 2011	PRC	Nil
Qingdao Yi Lu Tong Xing International Travel Agency Co., Ltd. ("Qingdao"), a wholly owned subsidiary of the VIE	April 12, 2012	PRC	Nil
Shenzhen Zhongchengtai Insurance Brokerage Co. Ltd. ("Zhongchengtai"), a wholly owned subsidiary of the VIE	September 9, 2013	PRC	Nil
Qunar.com (Tianjin) International travel Agency Co., Ltd. ("Tianjin Travel Agency"), a wholly owned subsidiary of the VIE	September 24, 2014	PRC	Nil

        The VIE and its wholly-owned subsidiaries above are collectively known as the "principal Affiliated PRC Entities."

        On July 20, 2011, Baidu Holdings Limited subscribed to 181,402,116 of the Company's ordinary shares, representing 62.01% of the equity interest of the Company (60% of the equity interest of the Company on a fully diluted basis) for a total consideration of US$ 306,000 (RMB1,976,515) (the "Baidu Transaction"). 85% of the total consideration or US$260,100 (RMB1,680,039) was remitted

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi ("RMB") and US dollars ("US$") except for number of shares)

1. ORGANIZATION (Continued)

upon closing of the Baidu Transaction. The rest of the consideration amounting to US$45,900 was remitted to an escrow account which was released in full at the end of the escrow period in January 2013 as all the conditions related to the escrow were fulfilled.

        On November 1, 2013, the Company completed its initial public offering ("IPO") and a private placement concurrently with the IPO on the NASDAQ Global Market raising total gross proceeds of US$194,192, representing 12,612,800 American Depositary Shares ("ADSs") at the price of US$15.00 per ADS and 1,000,000 Class B ordinary shares at the price of US$5.00 per share. Each ADS represents three Class B ordinary shares. Upon the closing of the IPO, the total number of ordinary shares outstanding was 342,183,204, comprised of 302,850,254 Class A ordinary shares and 39,332,950 Class B ordinary shares; and Baidu remains the Company's controlling shareholder, holding 54.1% of the equity interest. Baidu, Inc., the parent company of Baidu, is the Company's ultimate holding company.

        On October 26, 2015, the Company's largest shareholder, Baidu, Inc., exchanged 178,702,519 Class A ordinary shares and 11,450,000 Class B ordinary shares of its ownership interest in the Company for 11,488,381 ordinary shares of Ctrip.com International, Ltd. ("Ctrip"). The exchange ratio was 1 Qunar ADS to 0.725 Ctrip ADSs. Upon the completion of the transaction on October 26, 2015, Ctrip became the largest shareholder of the Company holding 190,152,519 Class B ordinary shares of Qunar. In December 2015, Ctrip issued approximately 4.0 million ordinary shares to certain special purpose vehicles for the benefit of Qunar employees in exchange for approximately 65.9 million of Qunar's Class B ordinary shares as part of an employee share exchange program. As a result of these transactions, under U.S. GAAP, Ctrip is deemed to be the beneficial owner of the ordinary shares of Qunar representing majority voting interest.

        In order to comply with the PRC law and regulations which prohibit foreign control of companies involved in Internet content, the Company operates its website and conducts a portion of its display advertising businesses in the PRC through the principal Affiliated PRC Entities. The paid-in capital of the VIE was funded by the WFOE through loans extended to the VIE's shareholders (the "Nominee Shareholders"). The effective control of the VIE is held by the Company, through a series of contractual agreements (the "Contractual Agreements") entered into in October 2006, as amended. As a result of the Contractual Agreements, the Company maintains the ability to control the VIE, is entitled to substantially all of the economic benefits from the VIE, and is obligated to absorb all of the VIE's expected losses.

        Despite the lack of technical majority ownership, there exists a parent-subsidiary relationship between the Company and the VIE through the irrevocable power of attorney agreement, whereby the Nominee Shareholders effectively assigned all of their voting rights underlying their equity interests in the VIE to the Company. In addition, through the Contractual Agreements, the Company demonstrates its ability and intention to continue to absorb substantially all of the expected losses and profits of the VIE.

        With respect to the VIE, the Board of Directors of the Company approves the annual budget, financial statements and material contracts of the VIE after the review by senior management of the Company. Senior management of the Company is also generally responsible for the review and

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi ("RMB") and US dollars ("US$") except for number of shares)

1. ORGANIZATION (Continued)

approval of sales contracts, credit approval policies, pricing policies, the display of advertisements as well as the appointments and terminations of personnel. In addition, the WFOE is mainly responsible for acquiring significant bandwidth and traffic, marketing and product developments for the VIE. Therefore, the Company directs the activities of the VIE that most significantly impact their economic performance.

        As a result of the above, the Company consolidates the VIE in accordance with SEC Regulation SX-3A-02 and Accounting Standards Codification ("ASC") 810, Consolidation.

        The following is a summary of the Contractual Agreements:

          (1)    Power of Attorney Agreement:    Pursuant to the power of attorney agreement signed between the Nominee Shareholders and the WFOE, the Nominee Shareholders gave the WFOE an irrevocable proxy to exercise all of their voting rights as shareholders of the VIE and sign and/or stamp on behalf of the Nominee Shareholders, all related legal documents pertinent to the exercise of their rights in their capacity as the shareholders of the VIE. The WFOE is also entitled to transfer or assign its voting rights to any other person or entity at its own discretion and without giving prior notice to the Nominee Shareholders or obtaining their consent. The Nominee Shareholders have also irrevocably and permanently waived their rights to terminate this proxy. The proxy will only end when the equity interests of the VIE have been transferred to the Company, the WFOE or their designee or upon the dissolution of the VIE, whichever is earlier.

          (2)    Loan Agreement:    Pursuant to the loan agreement between the Nominee Shareholders and the WFOE, the WFOE granted interest free loans amounting to RMB 1,000 for the Nominee Shareholders' contributions to the VIE. The manner and timing of the repayment is at the sole discretion of the WFOE and at the Nominee Shareholders' option may be in the form of transferring the VIE's equity interest to the WFOE or its designees.

          (3)    Equity Option Agreement:    Pursuant to the equity option agreement entered into between the Nominee Shareholders, the Company and the WFOE, the Nominee Shareholders granted to the Company/ WFOE or their designees an exclusive and irrevocable option to purchase all their equity interests in the VIE. The exercise consideration should be based on the loan amount as described above or the minimum consideration permitted by the PRC laws, whichever is higher. The Company/ WFOE or their designees may exercise such option at any time until it has acquired all equity interests of the VIE. This agreement terminates when all the equity interests have been transferred or when the obligations by the Nominee Shareholders have been fully performed, whichever is later.

          (4)    Exclusive Technical Consulting and Services Agreement:    Pursuant to the exclusive technical consulting and services agreement entered into by the WFOE and the VIE, the VIE engaged the WFOE as their exclusive provider of technical, marketing and management consulting services for an initial term of 30 years, which will be automatically extended for another 10 years upon expiration. The VIE is required to pay to the WFOE service fees determined mutually by the parties. The WFOE will exclusively own any intellectual property arising from the performance of this agreement. The agreement can be terminated mutually by the parties.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi ("RMB") and US dollars ("US$") except for number of shares)

1. ORGANIZATION (Continued)

          (5)    Equity Interest Pledge Agreement:    Pursuant to the equity interest pledge agreement entered into between the Nominee Shareholders and the WFOE, the Nominee Shareholders pledged all of their equity interests in the VIE to the WFOE as collateral to secure their obligations under the above agreements. The Nominee Shareholders may not transfer or dispose of their equity interests in the VIE until all the obligations under the agreements above have been performed and the equity interests in the VIE have been transferred to the WFOE, the Company and/or their designees. The Nominee Shareholders also cannot create any pledge or encumbrance on the equity interests in the VIE without the WFOE's prior written consent. The WFOE is entitled to transfer or assign in full or in part the equity interests pledged. In the event of default, the WFOE as the pledgee will be entitled to dispose of the pledged equity interests at any time through transfer or assignment. The WFOE also has the right to collect dividends from the equity interests. The equity interest pledge agreement will terminate after all the obligations under these agreements have been satisfied in full and the pledged equity interests have been transferred to the WFOE, the Company and/or their designees. The equity interest pledge agreement may only be early terminated by the WFOE unilaterally. The equity pledge has also been registered with the local administration for industry and commerce and remains effective until all payments due under the exclusive technical consulting and services agreement have been fulfilled by the VIE.

        In May 2012, the Contractual Agreements were supplemented by the following terms:

  •
  Dividends and distributions are not permitted without the prior consent of the WFOE. To the extent there is a dividend or distribution, the Nominee Shareholders will remit the amounts in full to the WFOE immediately;

  •
  The Nominee Shareholders agreed that the total consideration received from the transfer of any part of the equity interests or sale of assets of the VIE will first be applied to the outstanding balance under the loan and exclusive technical consulting and services agreements. After full repayment of the outstanding balance, any remaining consideration will be remitted in full to the WFOE as a nonreciprocal transfer;

  •
  With respect to the loan agreement, the term of the loan shall continue indefinitely until all the obligations have been fulfilled. The WFOE may at its discretion determine the time and manner for the repayment and the Nominee Shareholders' option as to the form of repayment is superseded;

  •
  With respect to the equity option agreement, the method of payment of the equity option shall be determined at the discretion of the WFOE. In the event of liquidation or dissolution of the VIE, all assets shall be sold to the WFOE at the lowest selling price permitted by the applicable PRC law, and any proceeds from the transfer and any residual interests in the VIE shall be remitted to the WFOE immediately. The Company also agrees to fund the WFOE if and when the VIE requires financial support from the WFOE, to the extent allowed by law, to the VIE for its operations and forego the right to seek repayment;

  •
  The appointment of any individuals to exercise the powers and rights assigned pursuant to the power of attorney agreement requires the approval of the Company. All the activities in relation to such powers and rights assigned are directed and approved by the Company; and

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi ("RMB") and US dollars ("US$") except for number of shares)

1. ORGANIZATION (Continued)

  •
  With respect to the exclusive technical consulting and services agreement, the service fees are determined based on a predetermined formula based on the financial performance of the VIE and can be adjusted by the WFOE unilaterally. The terms of the exclusive technical consulting and services agreement will continue to be in effect until it is terminated by the WFOE.

        In October 2012, the power of attorney agreement, loan agreement, equity option agreement, and exclusive technical consulting and services agreement were also updated to reflect an additional capital contribution amounting to RMB10,000 to the VIE by the WFOE. The supplemental terms of the Contractual Agreements entered into in May 2012 remain effective.

        As a result, the power of attorney has since been effectively reassigned to the Company which has the power to direct the activities of the VIE that most significantly impact the VIE's economic performance. The Company is also obligated to absorb the expected losses of the VIE through the financial support as described above. The Company and the WFOE, as a group of related parties, have held all of the variable interests of the VIE. The Company has been determined to be most closely associated with the VIE within the group of related parties and has replaced the WFOE as the primary beneficiary of the VIE since May 2012. As the VIE was subject to indirect control by the Company through the WFOE immediately before and direct control immediately after the Contractual Agreements were supplemented, the change of the primary beneficiary of the VIE was accounted for as a common control transaction based on the carrying amount of the net assets transferred.

        The Company and other PRC entities and their respective nominee shareholders entered into a series of agreements substantially similar to the above Contractual Agreements. Through these agreements, the Company demonstrates its ability and intention to continue to absorb substantially all of the expected losses and profits of these other PRC entities and direct the activities of these other PRC entities that most significantly impact their economic performance. Therefore, the Company also consolidates these other PRC entities in accordance with SEC Regulation SX-3A-02 and Accounting Standards Codification ("ASC") 810, Consolidation.

        The principal Affiliated PRC Entities and other PRC entities are collectively known as the "Affiliated PRC Entities."

        Based on the Exclusive Technical Consulting and Services Agreement, WFOE would charge the principal Affiliated PRC Entities service fees based on a predetermined formula with reference to the financial performances of the principal Affiliated PRC Entities. The service fees can be adjusted by the WFOE unilaterally. No service fee was charged to the principal Affiliated PRC Entities by the WOFE for the years ended December 31, 2013, 2014 and 2015 as the principal Affiliated PRC Entities did not generate sufficient profits.

        Revenue-producing assets held by the principal Affiliated PRC Entities mainly consist of office computer equipment, servers and network equipment and software. The unrecognized revenue-producing assets mainly consist of licenses, domain names and trademarks which did not meet the recognition criteria set in ASC 350-30-25.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi ("RMB") and US dollars ("US$") except for number of shares)

1. ORGANIZATION (Continued)

        There was no pledge or collateralization of the principal Affiliated PRC Entities' assets and the Company has not provided any financial support that was not previously contractually required to the Affiliated PRC Entities.

        The carrying amounts and classifications of the assets and liabilities of Affiliated PRC Entities before eliminating intercompany balances and transactions between the principal Affiliated PRC Entities and other entities within the Group are as follows:

	As of December 31,
	2014	2015
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	122,682	768,605	118,652
Restricted cash	207,589	944,488	145,804
Funds receivable	387,705	691,563	106,759
Accounts receivable, net	187,607	391,712	60,470
Prepaid expenses and other current assets	77,642	545,449	84,203
Deferred tax assets	16,755	66,452	10,258
Amount due from related parties(1)	11,331	100,379	15,496

Total current assets	1,011,311	3,508,648	541,642
Non-current assets:
Property and equipment, net	6,033	64,437	9,947
Long-term investments, net	58,375	485,445	74,940
Other non-current assets	11,502	59,082	9,121
Goodwill	—	10,755	1,660
Total non-current assets	75,910	619,719	95,668

Total assets	1,087,221	4,128,367	637,310

Current liabilities:
Customer advances and deposits	5,887	23,815	3,677
Accounts payable	70,834	77,523	11,968
Salaries and welfare payable	15,524	13,941	2,152
Accrued expenses and other current liabilities	782,758	2,044,266	315,580
Income tax payable	18,555	66,665	10,291
Amounts due to related parties	—	527,939	81,500
Amounts due to inter-companies(2)	182,926	1,504,524	232,258

Total current liabilities	1,076,484	4,258,673	657,426
Non-current liabilities:
Non-current liabilities	3,429	15,793	2,438
Total non-current liabilities	3,429	15,793	2,438

Total liabilities	1,079,913	4,274,466	659,864

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi ("RMB") and US dollars ("US$") except for number of shares)

1. ORGANIZATION (Continued)

        The financial performance and cash flows of Affiliated PRC Entities are as follows:

	Years ended December, 31
	2013	2014	2015
	RMB	RMB	RMB	US$
Revenues	82,474	371,555	1,333,367	205,836
Cost of revenues	45,298	215,981	1,009,694	155,870
Net income (loss)	4,966	(10,990)	(158,328)	(24,442)
Net cash provided by operating activities	41,181	94,178	628,207	96,978
Net cash used in investing activities	(961)	(65,109)	(513,174)	(79,220)
Net cash (used in) provided by financing activities	(50,000)	7,000	530,939	81,963

(1)
Information with respect to related parties is discussed in Note 13.

(2)
Amounts due to inter-companies mainly consist of payables to WFOE and other group companies resulting from expenses paid on behalf of the principal Affiliated PRC Entities for daily operations.

2. Summary of significant accounting policies

Basis of presentation

        The consolidated financial statements of the Company have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP").

Principles of consolidation

        The consolidated financial statements include the financial statements of the Company, its subsidiaries and the Affiliated PRC Entities of which the Company or a subsidiary of the Company is the primary beneficiary. All significant intercompany transactions and balances between the Company, its subsidiaries and the Affiliated PRC Entities are eliminated upon consolidation.

Use of estimates

        The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Areas where management uses subjective judgment include, but are not limited to, estimating the provisions for accounts and funds receivable, loss on contracts, useful lives of long-lived assets and intangible assets, fair value of warrant liability and other derivatives embedded in long-term debt and the cancelation rate of air travel facilitating services sold; determining the purchase price allocation of business combination and share-based compensation expenses; assessing the impairment of long-term investments, long-lived assets and goodwill, realizability of deferred tax assets, unrecognized tax benefits, display advertising revenue rebates and contingencies. Management bases the estimates on historical experience and various other

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi ("RMB") and US dollars ("US$") except for number of shares)

2. Summary of significant accounting policies (Continued)

assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.

Foreign currency translation and transactions

        The functional currency of the Company and Queen's Road is the United States dollar ("US$"). The Company's PRC subsidiaries and the Affiliated PRC Entities determined their functional currency to be the Chinese Renminbi ("RMB"). The determination of the respective functional currency is based on the criteria of ASC 830, Foreign Currency Matters. The Company uses the RMB as its reporting currency. The Company uses the average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position, respectively. Translation differences are recorded in accumulated other comprehensive loss, a component of shareholders' equity (deficit).

        Transactions denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are remeasured at the exchange rates prevailing at the balance sheet date. Exchange gains and losses are included in the consolidated statements of comprehensive loss.

Convenience translation

        Amounts in U.S. dollars are presented for the convenience of the reader and are translated at the noon buying rate of 6.4778 per US$1.00 on December 31, 2015 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

Reclassification of revenue amounts

        The Company presented revenues in the categories of flight and flight related, accommodation reservation, display advertising services and other services beginning January 1, 2015. Therefore, comparative amounts for the years ended December 31, 2013 and 2014 were reclassified to conform to the current year presentation. Such reclassifications had no effect on net loss, total assets, total liabilities or total shareholders' (deficit) equity as previously reported.

Fair value of financial instruments

        Financial assets and liabilities of the Company primarily comprise of cash and cash equivalents, restricted cash, accounts receivable, funds receivable, short-term investments, due from and due to related parties, employee housing loan receivables (Note 20), customer advances and deposits, accounts payable, warrant liability, short-term loan and long-term debt. As of December 31, 2014 and 2015, the carrying values of these financial instruments, except for employee housing loan receivables, short-term loan, long-term debt and warrant liability, approximated their fair values due to the short-term nature of these instruments.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi ("RMB") and US dollars ("US$") except for number of shares)

2. Summary of significant accounting policies (Continued)

        The fair value of the employee housing loan receivables, short-term loan and long-term debt have been calculated by discounting the expected future cash flows using rates currently available for instruments with similar terms, credit risk and remaining maturities. The calculated fair value approximated the carrying amounts of the outstanding employee housing loan receivables, short-term loan and long-term debt.

        The Baidu Warrants (Note 13) is measured at fair value at each reporting date until the final measurement date, which is the date of completion of services required to earn each relevant tranche. The Company determined the fair value of warrant liability with the assistance of an independent third-party valuation firm.

Cash and cash equivalents

        Cash and cash equivalents consist of cash on hand and bank deposits, which are unrestricted as to withdrawal and use. All highly liquid investments with original stated maturity of three months or less are classified as cash equivalents.

Restricted cash

        The Company acts as an intermediary between users and certain online travel agencies ("OTAs"), airline and hotel customers for the reservations originated through the Company's website or mobile platform. The use of the cash collected from users for such reservations is restricted. Such restricted cash cannot be used for the operations of the Company or any other purpose not designated by users and is subject to remittance to these customers in a short period of time.

        Restricted cash also includes cash deposits held by the Company's banks for the issuance of guarantee letters to the Company's business partners and as guarantee for loans to subsidiaries.

Short-term investments

        All highly liquid investments with original maturities of greater than three months, but less than twelve months, are classified as short-term investments. Short-term investments represented time deposits and financial products with original maturities exceeding three months but within twelve months held in various reputable financial institutions in the PRC.

Accounts receivable and allowance for doubtful accounts

        Accounts receivable are recognized and carried at original invoiced amount less an allowance for any potential uncollectible amounts. An estimate for doubtful accounts is made when the collection of the full amount is no longer probable. Bad debts are written off as incurred.

        The Company maintains allowances for doubtful accounts for estimated losses resulting from the failure of customers to make payments on time. The Company reviews the accounts receivable on a periodic basis and makes allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, the customer's historical payment history, its current credit-worthiness and current economic trends.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi ("RMB") and US dollars ("US$") except for number of shares)

2. Summary of significant accounting policies (Continued)

Funds receivable

        Funds receivable are cash due from third-party on-line payment service providers, net of service fees, for clearing transactions. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. Receivable balances are written off after all collection efforts have been exhausted. As of December 31, 2014 and 2015, no allowance for doubtful accounts was provided for the funds receivable.

Property and equipment, net

        Property and equipment are stated at cost and are depreciated using the straight-line method over the shorter of the estimated useful lives of the asset or the term of the related lease, as follows:

Estimated useful life
Office furniture and equipment	3 or 5 years
Office computer equipment	3 years
Servers and network equipment	3 years
Software	3 years
Digital locks*	3 years
Leasehold improvements	Over the shorter of the lease term or the estimated useful lives of the assets of up to 3 years

*
The Company's apartment rental operations require the usage of digital locks to secure the apartments being rented out.

        Repair and maintenance costs are charged to expenses as incurred, whereas the cost of renewals and betterment that extends the useful lives of property and equipment is capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the assets and accumulated depreciation accounts with any resulting gain or loss reflected in the consolidated statements of comprehensive loss.

Intangible assets, net

        Intangible assets with finite lives are carried at cost less accumulated amortization and are amortized using the straight-line method over the estimated economic lives. As of December 31, 2015, the finite intangible asset represented the software platform with the estimated economic life 8 years acquired in 2015 (Note 8).

        Intangible assets with indefinite lives mainly comprised of an acquired domain name which is measured on initial recognition at cost. The domain name may be used indefinitely without significant costs of renewal. The expected cash flows generated from the domain name is for an indefinite period. As a result, the domain name has been assessed as having an indefinite useful life. The domain name is not amortized, but instead tested for impairment at least annually, or more frequently if certain circumstances indicate a possible impairment may exist in accordance with ASC subtopic 350-30 ("ASC 350-30"), Intangibles-Goodwill and Other: General Intangibles Other than Goodwill. The Company

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi ("RMB") and US dollars ("US$") except for number of shares)

2. Summary of significant accounting policies (Continued)

performs its annual impairment assessment for acquired indefinite-lived intangible assets in December of each year.

Goodwill

        Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of acquired businesses.

        Goodwill is not amortized but is reviewed at least annually for impairment or earlier, if an indication of impairment exists. Recoverability of goodwill is evaluated using a two-step process. In the first step, the fair value of a reporting unit is compared to its carrying value. If the fair value of a reporting unit exceeds the carrying value of the net assets assigned to a reporting unit, goodwill is considered not impaired and no further testing is required. If the carrying value of the net assets assigned to a reporting unit exceeds the fair value of a reporting unit, the second step of the impairment test is performed in order to determine the implied fair value of a reporting unit's goodwill. Determining the implied fair value of goodwill requires valuation of a reporting unit's tangible and intangible assets and liabilities in a manner similar to the allocation of purchase price in a business combination. If the carrying value of a reporting unit's goodwill exceeds its implied fair value, goodwill is deemed impaired and is written down to the extent of the difference. The Company estimates total fair value of the reporting unit using discounted cash flow analysis, and makes assumptions regarding future revenue, gross margins, working capital levels, investments in new products, capital spending, tax, cash flows, and the terminal value of the reporting unit. The Company determined that it had only one reporting unit as of December 31, 2015.

Long-term investments, net

        The Company's long-term investments consist of cost method investments and equity method investments.

        In accordance with ASC subtopic 325-20 ("ASC 325-20"), Investments-Other: Cost Method Investments, for investments in an investee over which the Company does not have significant influence and which do not have readily determinable fair value, the Company carries the investment at cost and only adjusts for other-than-temporary declines in fair value and distributions of earnings that exceed the Company's share of earnings since its investment. Management regularly evaluates the impairment of the cost method investments based on performance and financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee's cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss is recognized in earnings equal to the excess of the investment's cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of investment.

        Cost method accounting is also applied to investments that are not considered as "in-substance" common stock investments, and do not have readily determinable fair values.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi ("RMB") and US dollars ("US$") except for number of shares)

2. Summary of significant accounting policies (Continued)

        Investments in entities in which the Company can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC topic 323 ("ASC 323"), Investments-Equity Method and Joint Ventures. Under the equity method, the Company initially records its investment at cost and the difference between the cost of the equity investee and the fair value of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill, which is included in the equity method investment on the consolidated balance sheets. The Company subsequently adjusts the carrying amount of the investment to recognize the Company's proportionate share of each equity investee's net income or loss into earnings after the date of investment. The Company will discontinue applying the equity method if an investment (and additional financial supports to the investee, if any) has been reduced to zero. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary.

Business combinations

        The Company accounts for its business combinations using the acquisition method of accounting in accordance with ASC topic 805 ("ASC 805"): Business Combinations. The acquisition method of accounting requires all of the following steps: (i) identifying the acquirer, (ii) determining the acquisition date, (iii) recognizing and measuring the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree and (iv) recognizing and measuring goodwill or a gain from a bargain purchase. The consideration transferred in a business combination is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total of cost of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of comprehensive loss as a gain.

        The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed and noncontrolling interests is based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Company determines discount rates to be used based on the risk inherent in the related activity's current business model and industry comparisons. Terminal values are based on the expected life of assets, forecasted life cycle and forecasted cash flows over that period.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi ("RMB") and US dollars ("US$") except for number of shares)

2. Summary of significant accounting policies (Continued)

Impairment of long-lived assets

        The Company evaluates its long-lived assets or asset group with finite lives for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of its long-lived assets or asset group may not be fully recoverable. When these events occur, the Company evaluates the impairment by comparing the carrying amount of the assets to future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Company recognizes an impairment loss based on the excess of the carrying amount of the long lived assets or asset group over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets or asset group when the market prices are not readily available for the long-lived assets or asset group. No impairment charge was recognized for any of the years presented.

Convertible debt instruments

        ASC topic 815 ("ASC 815"), Derivatives and Hedging, requires all contracts which meet the definition of a derivative to be recognized on the balance sheet as either assets or liabilities and recorded at fair value. Changes in the fair value of derivative financial instruments are recognized periodically in earnings if it does not qualify for hedge accounting. The Company considers the Cash Conversion Subsections under ASC subtopic 470-20 ("ASC 470-20"), Debt with Conversion and Other Options, in accounting for its long-term debt that may be settled in cash or other assets upon conversion, including partial cash settlement, unless the embedded conversion option is required to be separately accounted for as a derivative instrument under ASC 815. ASC470-20 requires a convertible debt instrument to be separated into its liability and equity components by allocating the issuance proceeds to each of those components. The debt component is initially measured at its fair value considering all terms except the conversion option. The equity component is classified in stockholders' equity (deficit) and measured as the residual amount. The resulting excess of the principal amount of the liability component over its carrying amount is amortized to interest cost using interest method. The equity component shall not be remeasured as long as it continues to meet the equity classification.

        If a convertible debt instrument within the scope of the Cash Conversion Subsections contains embedded features other than the embedded conversion option, ASC 815 shall be applied to determine if any of those features must be separately accounted for as a derivative instrument. Transaction costs incurred with third parties other than the investors and that directly relate to the issuance of convertible debt instruments within the scope of the Cash Conversion Subsections are allocated to the liability and equity components in proportion to the allocation of proceeds and accounted for as debt and equity issuance costs, respectively.

        If an instrument within the scope of the ASC 470-20 is derecognized, the Company allocates the consideration transferred and transaction costs incurred to the extinguishment of the liability component and the reacquisition of the equity component.

        To account for the extinguishment of the instrument, an amount equal to the fair value of the liability component immediately prior to extinguishment is deducted from the fair value of the total

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi ("RMB") and US dollars ("US$") except for number of shares)

2. Summary of significant accounting policies (Continued)

settlement consideration transferred and allocated to the liability component. Any difference between the amount allocated to the liability and the net carrying amount of the liability component, including any unamortized debt issue costs, is recognized in earnings as a gain or loss on debt extinguishment. Any remaining consideration is allocated to the reacquisition of the equity component and recognized as a reduction of shareholders' equity.

Revenue recognition

        The Company's revenue is primarily derived from flight and flight related services, accommodation reservation services, display advertising services and other services. Revenue is recognized when persuasive evidence of an arrangement exists, service has been performed, price is fixed or determinable and the collectability of the related fee is reasonably assured in accordance with ASC 605, Revenue Recognition ("ASC 605"). Specifically, contracts are signed to establish significant terms such as the price and specific services to be provided. The Company assesses the creditworthiness of its customers prior to signing the contracts to ensure collectability is reasonably assured. Non-refundable payments received before all of the relevant criteria for revenue recognition are satisfied are recorded as customer advances and deposits.

        When flight and flight related services, display advertising services and other services arrangements with a customer involve multiple elements as defined in ASC 605-25, the total arrangement consideration is allocated to the separate deliverables on the basis of their relative selling price. Relative selling price is based on vendor specific objective evidence ("VSOE") if available, third-party evidence ("TPE") if VSOE is not available or management's best estimate of selling price ("BESP") if neither VSOE nor TPE are available. In determining its BESP for each deliverable, the Company considers its overall pricing model and objectives, as well as market or competitive conditions that may impact the price at which the Company would transact if the deliverables were sold regularly on a standalone basis. In addition, the consideration allocated to the delivered element is limited to the amount that is not contingent upon the delivery of additional deliverables or meeting other specified performance conditions. The Company monitors the conditions that affect its determination of selling price for each deliverable and reassesses such estimates periodically.

Flight and flight related services

        Flight and flight related services revenues mainly represent commission revenues from reservations of air tickets and related services. The Company receives fees from OTAs and airlines for reservations and sales of flight related services, including the sales of insurance policies on the Company's website and mobile platform. Fees from flight and flight related services are recognized as revenue, net of estimated cancellations, upon the issuance of flight tickets by OTAs or airlines. Estimated cancellations were insignificant for the years ended December 31, 2013, 2014 and 2015. The Company considers the above arrangements in accordance with ASC 605 and has concluded that it acts as an agent, generally, does not assume inventory risks. Therefore, the Company presents revenues from such transactions on a net basis in the consolidated statements of comprehensive loss.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi ("RMB") and US dollars ("US$") except for number of shares)

2. Summary of significant accounting policies (Continued)

        In 2015, the Company pre-purchases air tickets from airlines to sell on its website and mobile platform. On such transactions, the Company acts as the principal and presents revenues on a gross basis. Revenues recognized on a gross basis represent the sales prices of the air tickets sold and the costs of the air tickets paid to the airlines are recorded as "cost of revenues" in the consolidated statements of comprehensive loss.

Accommodation reservation services

        The Company receives commissions from hotels and OTAs for hotel room reservations through the Company's website and mobile platform. Fees from hotel reservation services are recognized upon the reservation of the hotel rooms or after confirmation with the hotel that the end user has completed his or her stay depending on the terms and conditions of the underlying contract. When the Company's contracts with the hotels state that the Company earns the fees regardless of whether the end users complete their stay at the hotels, fees are recognized upon the reservation of the hotel room. The Company presents revenues from such transactions on a net basis where the Company acts as an agent which does not assume inventory risk for hotel room nights.

        In 2015, the Company pre-purchases hotel rooms from hotels to sell on its website and mobile platform. On such transactions, the Company acts as the principal and presents revenues on a gross basis. Revenues recognized on a gross basis represent the sales prices of the hotel rooms sold and the costs of the hotel rooms paid to the hotels are recorded as "cost of revenues" in the consolidated statements of comprehensive loss.

Display advertising services

        The majority of the Company's display advertising service arrangements involves multiple deliverables such as banner advertisements, logos and other media insertions that are delivered over the same period or different periods of time. The Company, as an industry practice in the PRC, regularly provides display advertising services at a discount to its standard rates. These discounts are in the form of free advertising elements, of which the duration and other terms of services are specified as part of the revenue contract. The banner advertisements, logos, other media insertions and free elements are each considered to be a separate deliverable in the multiple element arrangements.

        Revenue is recognized ratably when the deliverables are published over the stated display period.

Rebates provided to customers of display advertising services

        The Company provides cash incentives in the form of rebates to certain advertising agencies based on the cumulative advertising volume during each fiscal year. Such rebates are recorded as a reduction of revenue in the period revenue is recognized. Rebates to advertising agencies amounted to RMB7,878, RMB11,925 and RMB19,155 (US$2,957) for the years ended December 31, 2013, 2014 and 2015, respectively.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi ("RMB") and US dollars ("US$") except for number of shares)

2. Summary of significant accounting policies (Continued)

Other services

        The other services primarily represent commissions received from OTAs and local tour agencies for the reservation of vacation packages on the Company's website, reservation of railway tickets and car tickets, third-party online payment platforms for payments originating from user online bookings through the Company's website or mobile platform. The commission is based on a contracted percentage of the total payments processed. Revenue is recognized, on a net basis, when the four revenue recognition criteria in accordance with ASC 605 as shown above have been met. When the Company acts as the principal in selling pre-purchased services such as vacation packages assuming inventory risk, the Company presents revenues on a gross basis in "Other services" in the consolidated statements of comprehensive loss.

        Revenues from flight and flight related, accomodation reservation and other services booked on a gross basis were RMB604,519 (US$93,322) for the year ended December 31, 2015.

Coupon programs

        In 2015, the Company launched various coupon programs through which the Company offers incentives to end users primarily under the services arrangements where the Company acts as an agent to its customers including OTA, airlines and hotels:

  a.
  Red pocket coupons

    The Company issues "red pocket coupons" to end users upon their completion of certain actions unrelated to the purchases of customer products on the Company's mobile platform, or from time to time, without any actions required from the end users. The red pocket coupons can be used primarily in future purchases of eligible customer products offered on the Company's mobile platform reducing purchase price. The red pocket coupons expire at the end of the quarter during which they are issued.

  b.
  Consumption points program

    The Company issued "consumption points" that the end users accumulate from purchases of all customer products offered on the Company's website and mobile platform. Consumption points are convertible into red pocket coupons that can be used to reduce the purchase price of eligible customer products offered on the Company's mobile platform in future purchases. The consumption points could convert to red pocket coupons which expire at the end of the quarter during which they are granted.

  c.
  Product-specific coupons

    Product-specific coupons for car service or movie tickets, issued with or without the end users completing current purchases on the Company's platforms, can be used against future purchases of the same products to reduce purchase price. The product-specific coupons generally expire within 3 months from issuance.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi ("RMB") and US dollars ("US$") except for number of shares)

2. Summary of significant accounting policies (Continued)

    As the end users are required to make future purchases of the customers' products on the Company's website or mobile platform to redeem the coupons, the Company recognizes the amounts of coupons redeemed by the end users as marketing expense when future purchases are made. Whereas the Company presents coupons issued to end users in connection with current sales to customers as reduction of revenue. When coupons are redeemed in sales under arrangements where the Company acts as the principal, the amount of coupons redeemed by customers are presented as reduction of revenue.

Cost of revenues

        Cost of revenues consists primarily of sales taxes (including business tax and output value-added tax) and surcharges, cost of the air tickets and hotel rooms purchased from airlines and hotels, online payment processing fees, travel related data acquisition costs, bandwidth and server hosting costs, depreciation, payroll and related costs of operations.

        The Company incurs sales taxes and surcharges in connection with the provision of flight and flight related services, accommodation reservation services, display advertising services and other services in the PRC. According to ASC 605, the Company includes such taxes incurred in cost of revenues which amounted to RMB83,641, RMB164,894 and RMB256,246 (US$39,558) for the years ended December 31, 2013, 2014 and 2015, respectively.

Advertising expenses

        Advertising expenses, other than expense from Baidu Zhixin Cooperation (Note 13), which primarily includes online marketing expenses and brand marketing expenses through various other forms of media, are included in sales and marketing expenses in the consolidated statements of comprehensive loss. Online marketing expenses include search engine fees, link placement fees and contextual advertising placement fees for the acquisition of traffic to the Company's website or mobile platform when incurred. Online marketing expenses also include expenses incurred for the promotion of the Company's mobile applications. Advertising expenses for the years ended December 31, 2013, 2014 and 2015 were RMB208,230, RMB595,476 and RMB1,737,490 (US$268,222), respectively.

Product sourcing

        Product sourcing expenses primarily consist of expenses incurred to develop and maintain the network of the Company's travel service providers.

Product developments

        Product development expenses primarily consist of salaries and related compensations for product development personnel who are responsible for developing, improving as well as maintaining the Company's website and mobile platform. Product development expenses are recognized as incurred. The Company recognizes website and software development costs in accordance with ASC 350, Intangibles-Goodwill and Other. The Company expenses all costs that are incurred in connection with the planning and implementation phases of development and costs that are associated with repair or

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi ("RMB") and US dollars ("US$") except for number of shares)

2. Summary of significant accounting policies (Continued)

maintenance of the existing websites or the development of software for internal use and website contents. The Company capitalizes software development costs that fulfill the capitalization criteria. Website and software development costs subject to capitalization have been insignificant.

Leases

        Leases are classified as either capital or operating leases at the inception date. Leases that transfer substantially all the benefits and risks incidental to the ownership of assets are accounted for as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases and such rental payments are expensed on a straight-line basis over the periods of their respective lease terms. The Company leases office space and server racks under operating lease agreements. Certain of the lease agreements contain rent holidays. Rent holidays are considered in determining the straight-line rent expense to be recorded over the lease term. The lease term begins on the date of initial possession of the lease property for purposes of recognizing lease expense on a straight-line basis over the term of the lease.

        The Company had no capital leases as of December 31, 2014 and 2015.

Income taxes

        The Company follows the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

        In accordance with the provisions of ASC 740, Income taxes, the Company recognizes in its financial statements the benefit of a tax position if the tax position is more likely than not to prevail based on the facts and technical merits of the position. Tax positions that meet the "more likely than not" recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Company estimates its liability for unrecognized tax benefits which may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from the Company's estimates. As each tax audit is concluded, adjustments, if any, are recorded in the Company's financial statements. Additionally, in future periods, changes in facts, circumstances and new information may require the Company to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur. The Company has

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi ("RMB") and US dollars ("US$") except for number of shares)

2. Summary of significant accounting policies (Continued)

elected to classify interest and penalties related to unrecognized tax benefits in the consolidated statements of comprehensive loss as income tax expense.

Share-based compensation

Options granted to employees

        The Company applies ASC 718, Compensation—Stock Compensation ("ASC 718") to account for its employee share-based compensation.

        In accordance with ASC 718, the Company determines whether an award should be classified and accounted for as a liability award or equity award. All grants of share-based awards to employees classified as equity awards are recognized in the financial statements based on their grant date fair values. Specifically, the grant date fair value of share options are calculated using an option pricing model. The Company has elected to recognize compensation expense using the straight-line method for all employee equity awards granted with graded vesting based on service conditions provided that the amount of compensation cost recognized at any date is at least equal to the portion of the grant-date value of the options that are vested at that date.

        For certain share options granted to corporate headquarter employees prior to December 9, 2015, there was a performance target that affects the exercisability of the award, which can be achieved after the requisite service period. That is, the employee was eligible to vest in the award regardless of whether the employee was rendering service on the date the performance target is achieved. The Company accounts for the performance target as a performance condition. As such, the performance target was not reflected in estimating the fair value of the award at the grant date. Compensation cost was recognized in the period in which it became probable that the performance target would be achieved. If the performance target became probable of being achieved before the end of the requisite service period, the remaining unrecognized compensation cost was recognized prospectively over the remaining requisite service period.

        The service inception date is the date at which the requisite service period begins. If it is determined that the service inception date precedes the grant date, recognition of compensation cost for the period between the service inception date and the grant date is based on the fair value of the award at the reporting dates that occur before the grant date. The service inception date precedes the grant date if an award is authorized, the recipient begins to provide services and either the award's terms do not include a substantive future requisite service condition that exists at the grant date or the award contains a market or performance condition that if not satisfied during the service period preceding the grant date and following the inception of the arrangement results in forfeiture of the award. An award is authorized when all approval requirements are completed, including action by the Board of Directors approving the award and the number of options or other equity instruments to be issued to individual employees.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi ("RMB") and US dollars ("US$") except for number of shares)

2. Summary of significant accounting policies (Continued)

        To the extent the required vesting conditions are not met resulting in the forfeiture of the share-based awards, previously recognized compensation expense relating to those awards are reversed. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in the subsequent period if actual forfeitures differ from initial estimates.

        Forfeiture rates are estimated based on historical and future expectations of employee turnover rates and are adjusted to reflect future changes in circumstances and facts, if any. Share-based compensation expense is recorded net of estimated forfeitures such that expense is recorded only for those share-based awards that are expected to vest. To the extent the Company revises these estimates in the future, the share-based payments could be materially impacted in the period of revision, as well as in following periods. The Black-Scholes-Merton option pricing model was applied in determining the estimated fair value of the options granted to employees.

        According to ASC 718, a change in any of the terms or conditions of stock options shall be accounted for as a modification of the plan. Therefore, the Company calculates incremental compensation cost of a modification as the excess of the fair value of the modified option over the fair value of the original option immediately before its terms are modified, measured based on the share price and other pertinent factors at the modification date. For vested options, the Company would recognize incremental compensation cost in the period the modification occurs and for unvested options, the Company would recognize, over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date.

Warrants issued to non-employees

        The Company accounted for the warrants issued to non-employees following the measurement guidance in ASC505-50, Equity, Equity-Based Payments to Non-Employees and classified the warrants issued as a liability pursuant to the classification guidance in ASC 505-50-25-10 and ASC 718-10-25-11.

        For the warrants issued to non-employees that was classified as liabilities, it was measured at fair value at each reporting date until the final measurement date, which was the date of completion of services required to earn the warrants. The cost associated with the warrants issued was recognized ratably over the period of service required to earn each tranche of warrants. Upon vesting, the warrants continue to be accounted for as a liability in accordance with ASC 480-10-25-8 and measured in accordance with ASC 480-10-35 at every reporting period until the warrants were settled. Changes in the fair value of the vested warrants were recognized in earnings in the accompanying consolidated statements of comprehensive loss.

Loss per share

        Loss per share is calculated in accordance with ASC 260, Earnings Per Share. Basic loss per common share is computed by dividing net loss attributable to holders of common shares by the weighted average number of common shares outstanding during the period using the two-class method. Under the two-class method, net income is allocated between ordinary shares and participating securities based on dividends declared (or accumulated) and participating rights in undistributed

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi ("RMB") and US dollars ("US$") except for number of shares)

2. Summary of significant accounting policies (Continued)

earnings as if all the earnings for the reporting period had been distributed. For the years ended December 31, 2013, 2014 and 2015, the two-class method is applicable because the Company has two classes of ordinary shares outstanding, Class A and Class B ordinary shares, respectively (note 17). The participation rights (liquidation and dividend rights) of the holders of the Company's Class A and Class B ordinary shares are identical, except with respect to voting and conversion. As a result, and in accordance with ASC 260, Earnings Per Share, the undistributed income for each year is allocated based on the contractual participation rights of the Class A and Class B ordinary shares. As the liquidation and dividend rights are identical, the undistributed income is allocated on a proportionate basis.

        Basic loss per ordinary share is computed by dividing loss attributable to holders of ordinary shares by the weighted-average number of ordinary shares outstanding during the period. Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of ordinary shares issuable upon the conversion of share options, long-term debt and Baidu Warrants, using the treasury stock method. Ordinary share equivalents are excluded from the computation of diluted loss per share if their effects would be anti-dilutive. Basic and diluted loss per ordinary share is presented in the Company's consolidated statements of comprehensive loss.

Comprehensive loss

        Comprehensive loss is defined to include all changes in shareholders' equity (deficit) except those resulting from investments by owners and distributions to owners. Among other disclosures, ASC 220-10, Comprehensive Income: Overall requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. For each of the periods presented, the Company's comprehensive loss includes foreign currency translation adjustments and is presented in the consolidated statement of comprehensive loss. There have been no reclassifications out of accumulated other comprehensive (loss) income to net loss for the periods presented.

Segment reporting

        In accordance with ASC 280, Segment Reporting, the Company's chief operating decision maker, the Chief Executive Officer, reviews the consolidated results when making decisions about allocating resources and assessing performance of the Company as a whole and hence, the Company has only one operating segment as its reportable segment. The Company does not distinguish between markets or segments for the purpose of internal reporting. The Company's long-lived assets are substantially all located in the PRC and substantially all the Company's revenues are derived from within the PRC. Therefore, no geographical segments are presented.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi ("RMB") and US dollars ("US$") except for number of shares)

2. Summary of significant accounting policies (Continued)

Contingencies

        When a loss contingency is at least reasonably possible, then the Company discloses an estimate of the loss or range of loss, if such estimate can be made and material, or states that such estimate is immaterial if it can be estimated but immaterial, or discloses that an estimate cannot be made. The assessment of whether a loss is probable or reasonably possible, and whether the loss or a range of loss is estimable, often involve complex judgments about future events. Management is often unable to estimate the loss or a range of loss, particularly where (i) the amounts including damages sought are indeterminate, (ii) the proceedings are in the early stages, or (iii) there is a lack of clear or consistent interpretation of laws specific to the matter among different jurisdictions. In such cases, there is considerable uncertainty regarding the timing or ultimate resolution of such matters, including eventual loss, fine, penalty or business impact, if any.

Concentration of risks

Concentration of credit risk

        Financial instruments that are potentially subject to credit risk consist of cash and cash equivalents, restricted cash, accounts and funds receivable, short-term investments, and employee housing loan receivables (Note 21). The carrying amounts of these financial instruments represent the maximum amount of loss due to credit risk. The deposits placed with financial institutions are not protected by statutory or commercial insurance. In the event of bankruptcy of one of these financial institutions, the Company may be unlikely to claim its deposits back in full. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions.

        Accounts receivable are typically unsecured and are derived from revenue earned from customers. The risk is mitigated by credit evaluations the Company performs on its customers' financial conditions and ongoing monitoring process of outstanding balances. Funds receivable represent amount due from third-party payment service providers. The Company carefully considers and monitors the credit worthiness of the third-party payment service providers to mitigate any risks associated with funds receivable. Employee housing loan receivables are typically unsecured. The risk is mitigated by the Company's ongoing monitoring of outstanding balances. The Company maintains reserves for estimated credit losses and these losses have generally been within expectations. No customer individually represented greater than 10% of the total accounts receivable as of December 31, 2014 and 2015.

Business, customer, political, social and economic risks

        The Company participates in a dynamic high technology industry and believes that changes in any of the following areas could have a material adverse effect on the Company's future financial position, results of operations or cash flows: changes in the overall demand for services and products; competitive pressures due to new entrants; advances and new trends in new technologies and industry standards; changes in bandwidth suppliers; changes in certain strategic relationships or customer relationships; regulatory considerations; copyright regulations; and risks associated with the Company's ability to attract and retain employees necessary to support its growth.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi ("RMB") and US dollars ("US$") except for number of shares)

2. Summary of significant accounting policies (Continued)

        The Company's operations could be adversely affected by significant political, economic and social uncertainties in the PRC. Internet and advertising related businesses are subject to significant restrictions under current PRC laws and regulations. Specifically, foreign investors are not allowed to own more than a 50% equity interest in any Internet content provider business. In addition, PRC regulations generally require any foreign entities that invest in the advertising services industry to have at least a two-year track record with a principal business in the advertising industry outside of the PRC.

        Currently, the Company conducts its operations in the PRC through Contractual Agreements entered between the Company, the WFOE and the Affiliated PRC Entities. Based on the opinion of TransAsia Lawyers, the Company's PRC legal counsel, the corporate structure and Contractual Agreements of the Affiliated PRC Entities and the PRC subsidiaries are in compliance with all existing PRC laws and regulations. Therefore, in the opinion of management, (i) the ownership structure of the Company and the Affiliated PRC Entities is in compliance with existing PRC laws and regulations; (ii) the Contractual Agreements with the VIE and its Nominee Shareholders are valid and binding, and will not result in any violation of PRC laws or regulations currently in effect; and (iii) the Company's business operations are in compliance with existing PRC law and regulations in all material respects. However, the legal system in PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit the Company's ability to enforce these Contractual Agreements. In addition, the relevant regulatory authorities may find the current Contractual Agreements and businesses to be in violation of any existing or future PRC laws or regulations. If the Company or any of its current or future Affiliated PRC Entities are found in violation of any existing or future laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including revoking the business licenses or operating licenses of the WFOE, and Affiliated PRC Entities, shutting down the Company's servers or blocking the Company's websites, discontinuing or placing restrictions or onerous conditions on the Company's operations.

        The Affiliated PRC Entities contributed 9.2%, 7.8% and 32.0% of the Company's consolidated revenues for the years ended December 31, 2013, 2014 and 2015, respectively.

Currency convertibility risk

        A majority of the Company's sales and expenses and a significant portion of the Company's assets and liabilities are denominated in RMB. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People's Bank of China (the "PBOC"). However, the unification of the exchange rates does not imply that the RMB may be readily convertible into United States dollars or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approvals of foreign currency payments by the PBOC or other institutions require submitting a payment application form together with suppliers' invoices, shipping documents and signed contracts.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi ("RMB") and US dollars ("US$") except for number of shares)

2. Summary of significant accounting policies (Continued)

        Additionally, the value of the RMB is subject to changes in central government policies and international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market.

Foreign currency exchange rate risk

        Since July 21, 2005, the RMB was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. There was appreciation of RMB against US$ of approximately 2.8% in the year ended December 31, 2013 and depreciation of 2.5% and 4.4% in the years ended December 31, 2014 and 2015, respectively. It is difficult to predict how market forces or PRC or US government policy may impact the exchange rate between the RMB and the US$ in the future. Any significant revaluation of RMB may materially and adversely affect the Company's cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, the ADS in US$.

Recently issued accounting pronouncements

        In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU No. 2014-09 ("ASU 2014-09"), Revenue from Contracts with Customers, which supersedes the revenue recognition requirements in ASC 605, Revenue Recognition. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of the promised goods or services to customers in an amount that reflects the consideration to which entity expects to be entitled to in exchange for goods or services. The amendments in ASU 2014-09 are effective for annual reporting periods beginning after December 15, 2016, including interim period within that reporting period. Early adoption is not permitted. In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers-Deferral of the effective date ("ASU 2015-14"). The amendments in ASU 2015-14 defer the effective date of ASU 2014-09 issued in May 2014. According to ASU 2015-14, the new revenue guidance ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company is in the process of evaluating its contracts with customers under the new standard and cannot currently estimate the financial statement impact of adoption.

        In April 2015, the FASB issued ASU No. 2015-03 ("ASU 2015-03"), Interest—Imputation of Interest. To simplify presentation of debt issuance costs, ASU 2015-03 requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the amendments in this Update. ASU 2015-03 is effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. The Company early adopted ASU 2015-03 in April 2015. The Company has determined and elected to early adopt the guidance.

        In September 2015, the FASB issued ASU No. 2015-16, Simplifying the Accounting for Measurement-Period Adjustments, which eliminates the requirement for acquirers in a business

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi ("RMB") and US dollars ("US$") except for number of shares)

2. Summary of significant accounting policies (Continued)

combination to account for measurement-period adjustments retrospectively. Instead, acquirers must recognize measurement-period adjustments during the period in which they determine the amounts, including the effect on earnings of any amounts that would have been recorded in previous periods if the accounting had been completed at the acquisition date. This update is effective for interim and annual periods beginning after December 15, 2015, with early adoption permitted. The Company is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

        In November 2015, the FASB issued ASU No. 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes, which simplifies the presentation of deferred income taxes by requiring deferred tax assets and liabilities be classified as noncurrent on the balance sheet. The amendments in this update are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. All short-term deferred tax assets and liabilities will be reclassified to long-term assets and liabilities upon adoption of this update. The Company is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

        In February, 2016, the FASB issued ASU No. 2016-02, Leases, which requires lessees to recognize assets and liabilities related to lease arrangements longer than 12 months on the balance sheet. This standard also requires additional disclosures by lessees and contains targeted changes to accounting by lessors. The updated guidance is effective for interim and annual periods beginning after December 15, 2018, and early adoption is permitted. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee have not significantly changed from previous GAAP. The Company is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

        In March 2016, the FASB issued ASU No. 2016-07, Investments—Equity Method and Joint Ventures (Topic 323): Simplifying the Transition to the Equity Method of Accounting, which eliminates the requirement to retrospectively apply the equity method in previous periods. Instead, the investor must apply the equity method prospectively from the date the investment qualifies for the equity method. The amendments in this update are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods, with early adoption permitted. The Company is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

3. Acquisitions

        On January 31, 2015, the Company acquired 55% equity interest of a B2B flight ticket reservation company to enrich its products and achieve synergies with its existing operations for total consideration of RMB11,000 in cash. Goodwill recognized from the acquisition was RMB10,755 (US$1,660). On December 3, 2015, the Company further acquired remaining 45% equity interest from three noncontrolling shareholders with consideration of RMB6,300 (US$973) in cash. Concurrently, the Company provided RMB2,700 (US$417) in cash as compensation for key management future services. Such employee compensation expense is charged to the statements of comprehensive loss over future service period of one year on a straight line basis. The difference between the fair value of the

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi ("RMB") and US dollars ("US$") except for number of shares)

3. Acquisitions (Continued)

consideration and the carrying amount of the noncontrolling interest was recognized in additional paid-in-capital.

        No purchase price allocation or pro forma results of operation of this acquisition have been presented because management considers the effect of the acquisition is immaterial to the Company's consolidated financial results.

        The revenue and net loss of the acquiree since the acquisition date included in the consolidated statement of comprehensive loss for the year ended December 31, 2015 were RMB2,893 (US$447) and RMB14,126 (US$2,181), respectively.

4. Accounts receivable, net

	As of December 31,
	2014	2015
	RMB	RMB	US$
Accounts receivable	176,273	294,253	45,425
Less: allowance for doubtful accounts	(10,869)	(15,871)	(2,450)

	165,404	278,382	42,975

        The movements in the allowance for doubtful accounts were as follows:

	Years ended December 31,
	2014	2015
	RMB	RMB	US$
Balance at beginning of the year	8,758	10,869	1,678
Additions	2,199	5,849	903
Write-offs	(88)	(847)	(131)

Balance at end of the year	10,869	15,871	2,450

5. Prepayments and other current assets

	As of December 31,
	2014	2015
	RMB	RMB	US$
Prepaid travel related data acquisition costs	24,043	23,036	3,556
Deposits and advances to suppliers	91,148	550,159	84,930
Prepaid expenses	22,178	46,763	7,219
Receivable from employees	33,578	405,333	62,573
Receivable from broker for exercise of share options	26,308	11,114	1,716
Other receivables	62,479	284,087	43,855

Total	259,734	1,320,492	203,849

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi ("RMB") and US dollars ("US$") except for number of shares)

6. Property and equipment, net

	As of December 31,
	2014	2015
	RMB	RMB	US$
Office furniture and equipment	33,112	42,198	6,514
Office computer equipment	56,089	71,399	11,022
Servers and network equipment	84,219	145,296	22,431
Software	17,030	26,351	4,068
Digital locks	4,551	62,060	9,580
Leasehold improvements	55,811	73,621	11,365

Total	250,812	420,925	64,980
Accumulated depreciation	(101,505)	(188,840)	(29,152)

Property and equipment, net	149,307	232,085	35,828

        Depreciation expenses for the years ended December 31, 2013, 2014 and 2015 were RMB22,735, RMB52,048 and RMB 110,915 (US$17,122), respectively.

7. Long-term investments, net

        The Company's long-term investments consist of cost method investments and equity method investments.

        The carrying amount of the Company's cost method investments was RMB103,175 and RMB630,602 (US$97,348) as of December 31, 2014 and 2015, respectively. The increase in balance from 2014 was primarily due to additional investment made in 2015.

        The carrying amount of the Company's equity method investments was nil and RMB82,365 (US$12,715) as of December 31, 2014 and 2015, respectively. The Company shared loss of nil, nil and RMB5,840 (US$902) from its equity method investments during the years ended December 31, 2013, 2014 and 2015, respectively.

        The Company recognized impairment charge of nil, nil and RMB39,425 (US$6,086) in 2013, 2014 and 2015, respectively, for certain cost method investees as their financial positions and performance are deteriorating and the Company does not expect them to generate any positive future cash flows.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi ("RMB") and US dollars ("US$") except for number of shares)

8. Goodwill and intangible assets

Goodwill

        The changes in the carrying amount of goodwill were as follows:

	Years ended December 31,
	2014	2015
	RMB	RMB	US$
Balance at beginning of the year	—	—	—
Goodwill acquired (Note 3)	—	10,755	1,660
Foreign currency translation adjustment	—	—	—

Balance at end of the year	—	10,755	1,660

        No impairment charge for goodwill was recorded for the years ended December 31, 2014 and 2015.

Intangible assets

Finite-lived intangible asset

        The net carrying amount of intangible asset with finite live representing a software acquired in 2015 was RMB8,854 (US$1,367) as of December 31, 2015. Amortization expense of RMB1,146 (US$177) was recognized for the year ended December 31, 2015. The annual estimated amortization expense of the acquired intangible asset for each of the next five years is as follows:

Years ending December 31,	RMB	US$
2016	1,250	193
2017	1,250	193
2018	1,250	193
2019	1,250	193
2020	1,250	193

Indefinite-lived intangible assets

	As of December 31,
	2014	2015
	RMB	RMB	US$
Domain name	2,849	2,986	461
Trademark	—	849	131

Total	2,849	3,835	592

        No impairment to the intangible assets occurred for the year ended December 31, 2013, 2014 and 2015.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi ("RMB") and US dollars ("US$") except for number of shares)

9. Short-term loan

        On September 14, 2015, the Company obtained a RMB denominated loan with a principal amount of RMB643,500 (US$99,339) from Xiamen International Bank at an annual interest rate of 1.62%. The short-term bank loan matures in one year and is guaranteed by a deposit of RMB650,000 (US$100,343) by an overseas subsidiary. Interest expense of RMB3,156 (US$487) was recognized during the year ended December 31, 2015.

10. Accrued expenses and other current liabilities

	As of December 31,
	2014	2015
	RMB	RMB	US$
Payable to travel service providers ("TSP"s)	673,990	1,381,899	213,328
Payable to end users	65,708	203,083	31,351
Accrued operating expenses	260,332	545,557	84,220
Contract termination loss provision	64,485	—	—
Payable to employees from the exercise of share options	32,305	33,753	5,211
Other tax payable	43,899	949,224	146,535
Accrued sales rebates	14,828	21,435	3,308

Total	1,155,547	3,134,951	483,953

11. Long-term debt

        On June 17, 2015, the Company issued US$500,000 senior unsecured convertible notes (the "Notes") to third-parties, SL Camel Holding Ltd. ("SL"), Gaoling Fund L.P and YHG Investment L.P. ("HH"). The Notes bear interest at a coupon rate of 2% per annum with a maturity date of June 17, 2021. The significant terms of the Notes are summarized below:

Conversion and settlement method

        The Notes are convertible at any time, at the holders' option, into the Company's ADSs, at an initial conversion price of US$55.00 per ADS, subject to adjustments under the terms of the Notes. Upon conversion, the Company shall pay or deliver its ADSs or cash, or any combination of cash and ADSs at the Company's election.

Repurchase

        If the Company undergoes a Fundamental Change as defined in the agreement of the Notes, holders of the Notes have the right to require the Company to repurchase all or part of the at the repurchase price of 100% of the principal amount plus accrued and unpaid interest.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi ("RMB") and US dollars ("US$") except for number of shares)

11. Long-term debt (Continued)

Redemption

        Upon the occurrence of any of the Events of Default as defined in the agreement of the Notes, the outstanding principal and accrued interest of the Notes will become due and payable in full.

Make-whole provision

        In an event of Make-Whole Fundamental Change as defined in the agreement of the Notes, the conversion rate applicable to each Note that is surrendered for conversion shall be increased to an amount based on a predetermined formula.

        The Company accounted for the Notes under the cash conversion guidance under ASC 470-20 given the conversion option of the Notes is not required to be bifurcated under ASC 815. At issuance, the Company separated the Notes into equity component of RMB569,090 (US$87,852) and debt component of RMB2,534,213 (US$391,215). The allocated issuance costs to the debt component of RMB42,926 (US$6,627) were presented as direct deduction from the principal amounts of the Notes on the consolidated balance sheets. The Company evaluated all the embedded derivative features and concluded that the make-whole provision feature of the Notes should be bifurcated from the debt host. As of the issuance date, the fair value of the make-whole provision feature was immaterial due to the triggering of a fundamental change was determined to being remote.

        On October 26, 2015, Make-Whole Fundamental Change and the redemption provision were triggered by the share exchange between Baidu and Ctrip (Note 1). The make-whole provision feature was announced to be effective for the period from October 26, 2015 to December 21, 2015. On December 21, 2015, the make-whole provision feature expired unexercised.

        For the year ended December 31, 2015, effective interest rate on the debt component of the Notes was 5.65% and the Company recognized interest expenses of RMB 83,428 (US$12,879).

12. Income taxes

Cayman Islands and Hong Kong

        The Company is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed. Queen's Road is incorporated in Hong Kong and is subject to Hong Kong profits tax rate of 16.5% for the years ended December 31, 2013, 2014 and 2015.

PRC

        The Company's PRC subsidiaries and Affiliated PRC Entities are subject to the statutory rate of 25%, unless otherwise specified, in accordance with the Enterprise Income Tax law (the "EIT Law"), which was effective since January 1, 2008.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi ("RMB") and US dollars ("US$") except for number of shares)

12. Income taxes (Continued)

        Both the WFOE and Qunar.com were recognized as qualified HNTEs in December 2009 and hence were eligible for a 15% preferential tax rate for 2010 and 2011. Both recognitions were renewed on October 2012 and July 21 2015, and hence the WFOE and our Qunar.com are eligible for a 15% preferential tax rate effective from 2012 to 2017.

        Under the EIT Law, dividends paid by PRC enterprises out of profits earned post-2007 to non-PRC tax resident investors are subject to PRC withholding tax at 10%. A lower withholding tax rate may be applied based on applicable tax treaty with certain jurisdictions.

        Loss before income taxes consists of:

	Years ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
Non-PRC	(54,602)	(954,438)	(5,190,211)	(801,230)
PRC	(91,595)	(874,903)	(2,130,496)	(328,892)

	(146,197)	(1,829,341)	(7,320,707)	(1,130,122)

        The income tax expense is comprised of:

	Years ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
Current	49,528	32,742	80,669	12,453
Deferred	(8,436)	(15,182)	(57,885)	(8,936)

	41,092	17,560	22,784	3,517

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi ("RMB") and US dollars ("US$") except for number of shares)

12. Income taxes (Continued)

        A reconciliation of the differences between the statutory tax rate and the effective tax rate for enterprise income tax is as follows:

		Years ended December 31,
	Notes	2013	2014	2015
		RMB	RMB	RMB	US$
Loss before income tax		(146,197)	(1,829,341)	(7,320,707)	(1,130,122)
Expected taxation at PRC EIT statutory rate of 25%		(36,549)	(457,335)	(1,830,177)	(282,531)
Effect of different tax rates in different jurisdictions		14,426	239,800	1,296,116	200,086
Research & development super-deduction		(22,767)	(33,391)	(43,049)	(6,646)
Effect of lower tax rate applicable to HNTE		(20,502)	49,341	200,158	30,899
Late payment interest		1,533	9,256	10,742	1,658
Adjustment of estimated income tax accruals		—	1,759	3,021	467
Deemed revenue	(i)	95,441	113,474	34,806	5,373
Non-deductible expenses		2,668	14,860	25,863	3,993
Changes in valuation allowance		7,446	81,496	326,569	50,413
Non-taxable income		(604)	(1,700)	(1,265)	(195)

Income tax expense		41,092	17,560	22,784	3,517

(i)
The Company acts as an agent for its travel facilitating services including transportation insurance policies (the "Transportation Insurance Arrangements") in accordance with ASC 605 and therefore, the Company presents revenues from such transactions on a net basis in the consolidated statements of comprehensive loss. Under the current PRC tax laws and regulations, the Company's existing business arrangement more likely than not will subject the Company to income taxes on a gross basis for the Aviation Insurance Arrangements. The difference between the net revenue and the gross revenue is recognized as deemed revenue for additional income taxes. The associated income tax expense is calculated by applying the applicable tax rate to the deemed revenue amount and includes the late payment interest based on the applicable tax rules. The majority of the liabilities for unrecognized tax benefits represent tax positions taken with respect to deemed revenue. The unrecognized tax benefits are recorded in non-current liabilities in the consolidated balance sheets.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi ("RMB") and US dollars ("US$") except for number of shares)

12. Income taxes (Continued)

        The significant components of deferred taxes are as follows:

	Years ended December 31
	2014	2015
	RMB	RMB	US$
Deferred tax assets, current portion:
Advertising expenses	163	115,671	17,857
Bad debt expenses	1,878	3,299	509
Expense cut-off	—	—	—
Accrued expenses	77,753	170,603	26,336
Accrued salaries and welfare payable	30,549	7,839	1,210
Interest of borrowings	—	3,674	567
Less: valuation allowance	(87,484)	(220,573)	(34,050)

Current deferred tax assets	22,859	80,513	12,429

Deferred tax assets, non-current portion:
Advertising expenses	6	—	—
Depreciation expenses	525	985	152
Tax loss carry forward	12,634	195,915	30,244
Impairment of long-term investments	—	9,856	1,522
Less: valuation allowance	(13,165)	(206,645)	(31,901)

Non-current deferred tax assets	—	111	17

Deferred tax liabilities, non-current portion:
Intangible asset	—	(1,318)	(203)

        Valuation allowances have been provided on the deferred tax assets where, based on all available evidence, it was considered more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods. The Company recorded a full valuation allowance against deferred tax assets of the WFOE and certain Affiliated PRC Entities that were in a cumulative loss position, respectively, as of December 31, 2013, 2014 and 2015.

        As of December 31, 2015, the Group had net operating tax loss carry forwards amounted toRMB1,255,770(US$193,857),which will expire from 2018 to 2021 if not used.

Unrecognized tax benefits

        As of December 31, 2014 and 2015, the Company recorded RMB152,865 and RMB181,589 (US$28,033) of unrecognized tax benefits, which primarily represent the estimated income tax expenses the Company would pay should its income tax return have been prepared in accordance with the current PRC tax laws and regulations. It is possible that the amount accrued will change in the next 12 months; however, an estimate of the range of the possible change cannot be made at this time.

        As of December 31, 2014 and 2015, unrecognized tax benefits of RMB58,818 and RMB70,117 (US$10,824), respectively, if ultimately recognized will impact the effective tax rate.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi ("RMB") and US dollars ("US$") except for number of shares)

12. Income taxes (Continued)

        The unrecognized tax benefit is as follows:

	Years ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
Balance at January 1	32,782	83,677	152,865	23,599
Additions based on tax positions related to the current year	53,745	67,798	23,408	3,614
Additions based on tax positions related to the prior years	—	6,401	79,737	12,309
Reductions based on tax positions related to prior years	(2,850)	(5,011)	(74,421)	(11,489)

Balance at December 31	83,677	152,865	181,589	28,033

        During the years ended December 31, 2013, 2014 and 2015, the Company recognized late payment interest expense of RMB1,533, RMB9,256 and RMB10,742 (US$1,658), and penalties of nil, nil and nil, respectively, as part of income tax expense. The Company had accrued approximately RMB11,597 and RMB22,339 (US$3,449) for the late payment of interest as of December 31, 2014 and 2015, respectively.

        As of December 31, 2015, the tax years ended December 31, 2010 through 2015 for the Company's PRC subsidiaries and the Affiliated PRC Entities remain subject to examination by the PRC tax authorities.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi ("RMB") and US dollars ("US$") except for number of shares)

13. Related party transactions

  a)
  Related parties

Name of related parties	Relationship with the Company
Baidu, Inc.	Ultimate holding company prior to October 26, 2015
Baidu Holdings Limited. ("Baidu Holdings")	An entity controlled by Baidu, Inc.
Baidu Online Network Technology (Beijing) Co., Ltd. ("Baidu Online")	An entity controlled by Baidu, Inc.
Beijing Baidu Netcom Science Technology Co., Ltd. ("Baidu Netcom")	An entity controlled by Baidu, Inc.
FuJian Bo Rui Websoft Technology Co., Ltd. ("Bo Rui")	An entity controlled by Baidu, Inc.
FuJian Bo Dong Cultural Communication Co., Ltd. ("Bo Dong")	An entity controlled by Baidu, Inc.
Beijing Nuo Mi Network Information Technology Co., Ltd. ("Nuo Mi)	An entity controlled by Baidu, Inc.
Baidu.com Times Technology (Beijing) Co., Ltd. ("Baidu Times")	An entity controlled by Baidu, Inc.
Beijing BaiduPay Science and Technology Co., Ltd. ("BaiduPay")	An entity controlled by Baidu, Inc.
Shanghai Baidu Microcredit Co., Ltd.	An entity controlled by Baidu, Inc.
Ctrip.com International, Ltd. ("Ctip.com")	Largest shareholder of the Company effective October 26, 2015
Ctrip and its subsidiaries ("Ctrip")	Entities controlled by Ctrip
eLong, Inc. ("eLong")	An affiliate of Ctrip
Huazhu Hotel Management Co., Ltd. ("Huazhu")	An affiliate of Ctrip
Homeinns Hotel Management Co., Ltd. ("Homeinns")	An affiliate of Ctrip
Baituo Travel Websoft Technology Ltd. ("Baituo")	Equity method investee of the Company

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi ("RMB") and US dollars ("US$") except for number of shares)

13. Related party transactions (Continued)

b)
The Company had the following related party transactions for the years ended December 31, 2013, 2014 and 2015:

		Years ended December 31,
		2013	2014	2015
	Notes	RMB	RMB	RMB	US$
Online marketing services from Baidu Netcom	(i)	91,533	165,058	93,725	14,469
Online marketing services from Bo Rui	(ii)	202	547	18,309	2,826
Online marketing services from Bo Dong		1,195	4,780	475	73
Online marketing services contributed by Baidu, Inc.	(iii)	5,920	3,304	—	—
Online marketing services from Baidu, Inc.		—	4,714	—	—
Online marketing services from Baidu Times	(iv)	—	7,670	15,148	2,338
Online marketing services from Baidu Online	(v)	—	—	93,909	14,497
Online marketing services from Nuo Mi		—	377	3,672	567
Online marketing services from Baidu Zhixin Cooperation	(vi)	—	699,983	37,178	5,739
Loan from Baidu Online	(vii)	150,000	—	1,134,000	175,059
Loan from Baidu Times	(viii)	—	—	639,800	98,768
Repayment of loan from Baidu Online	(vii)	150,000	—	—	—
Repayment of loan from Baidu Netcom	(ix)	50,000	—	—	—
Loan to Baidu Holdings	(x)	—	—	649,880	100,324
Loan to Baituo	(xi)	—	—	31,210	4,818
Loans to Baidu Holdings	(vii)	99,623	—	—	—
Repayment of loan to Baidu Holdings	(vii)	98,975	—	—	—
Compensation received from termination of Baidu Zhixin Cooperation	(vi)	—	—	207,000	31,955
Accommodation reservation commission earned from Homeinns		—	—	4,263	658
Accommodation reservation commission earned from Huazhu		—	—	3,082	477
Imputed interest	(vii),(ix)	2,050	—	—	—
Loan interest expense	(vii),(viii)	115	—	47,112	7,273
Loan interest income	(x)	—	—	1,173	181

(i)
During the years ended December 31, 2013, 2014 and 2015, Baidu Netcom provided to the Company online marketing services amounting to RMB91,533, RMB165,058 and RMB93,725 (US$14,469), respectively. As one of the largest online marketing service providers in the PRC, Baidu Netcom typically requires upfront payments from its customers. As of December 31 2014 and 2015, such payments amounted to RMB10,000, RMB22,000 and RMB6,600 (US$1,019), respectively. The related services are expected to be delivered within the next 12 months.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi ("RMB") and US dollars ("US$") except for number of shares)

13. Related party transactions (Continued)

(ii)
During the years ended December 31, 2013, 2014 and 2015, Bo Rui provided to the Company online marketing services amounting to RMB202, RMB547 and RMB18,309 (US$2,826), respectively.

(iii)
In connection with the Baidu Transaction, the Company and Baidu, Inc. entered into a business cooperation agreement, whereby Baidu, Inc. provides free online marketing services and directs user traffic to the Company's website. The Company recorded online marketing expenses based on the Company's estimate of the expenses that would have been incurred if the Company had operated as an unaffiliated entity with a corresponding credit to additional paid in capital. The term of the business cooperation agreement is for an initial term of three years (the "Initial Term"); provided, however that notwithstanding Baidu, Inc.'s Non-Competition Undertaking to the Company survive until the later of (i) the expiration of the Initial Term and (ii) the date on which Baidu, Inc. and its controlled affiliates hold less than 50% of the voting power attaching to the outstanding shares of the Company (on a fully-diluted basis). The business cooperation agreement expired in July, 2014. Upon its expiration, the Company started to pay other related parties of Baidu, Inc. for the aforementioned online marketing services provided.

(iv)
During the years ended December 31, 2013, 2014 and 2015, Baidu Times provided to the Company online marketing services amounting to nil, RMB7,670 and RMB15,148 (US$2,338), respectively.

(v)
On June 1, 2015, the Company and Baidu Online entered into a business cooperation agreement, under which Baidu Online agreed to grant the Company an exclusive right to integrate its hotel information and products into the personal computer and mobile versions of Baidu Maps. The Company will display location-based hotel data through the Baidu Maps interface. Users can click on the displayed hotels to view hotels and to complete bookings. The Company pays Baidu Online cash amount at a certain percentage of gross revenue the Company earns pursuant to this agreement in exchange for the services Baidu Online provides to the Company. This agreement will expire in May 2016 subject to renewal negotiation between both parties.

(vi)
On October 1, 2013, in order to further enhance the cooperation between the Company and Baidu, Inc. in the online travel business through deepening integration, the Company and Baidu, Inc. entered into the Zhixin Cooperation Agreement, for an initial term starting from November 21, 2013 until December 31, 2016, subject to an automatic renewal for seven years unless agreed otherwise by both parties. Under the Zhixin Cooperation Agreement, Baidu, Inc. agreed to grant the Company the exclusive right to operate certain new search products on Baidu's website for travel-related search results (the "Cooperation Platform"), and the Company may offer links to various travel-related products, including links to the Company's website, such as airline tickets, hotels and certain commercial package tour products provided through the Cooperation Platform.

Pursuant to the Zhixin Cooperation Agreement, Baidu, Inc. agreed to guarantee certain minimum page views to be generated from users of the Cooperation Platform, which will be no less than 2,190 million page views per year in 2014 and 2015, respectively, and no less than 2,196 million page views for 2016 (the "Minimum Traffic Guarantee" or "MTG").

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi ("RMB") and US dollars ("US$") except for number of shares)

13. Related party transactions (Continued)

  In exchange for the services to be performed under the Zhixin Cooperation Agreement, on November 21, 2013, the Company issued to Baidu, Inc. warrants for 45,800,000 of the Company's Class B Ordinary Shares (the "Baidu Warrants"), which is calculated by dividing US$229,000 by the public offering price of the Company's Class B ordinary shares, or US$5 per Class B ordinary share, subject to adjustments as discussed below. The Baidu Warrants have no exercise price; thus are more akin to nonvested redeemable restricted stock units. The Baidu Warrants are exercisable in independent tranches of 11,450,000 or 25% from January 15, 2015, 16,030,000 or 35% from January 15, 2016 and 18,320,000 or 40% from January 15, 2017 and will expire on December 31, 2019. As long as the pre-existing non-competition undertaking remains in effect, Baidu, Inc. has the option to redeem all or part of the Baidu Warrants for (i) Class B ordinary shares (the "Share Settlement"); or (ii) cash equal to US$5 per warrant. If Baidu, Inc. terminates its pre-existing non-competition undertaking, Baidu, Inc. can only choose to settle a portion of the Baidu Warrants by Share Settlement to enable it to hold up to 49.9% of the Company's voting rights and the remaining Baidu Warrants must be settled in cash at an amount that equals the higher of US$5 per Class B ordinary share or the average closing price of the Company's Class B ordinary share on NASDAQ Global Market for the ten days preceding the settlement.

  For any year during the initial term, if the Company fails to meet the applicable benchmark revenue (the "Benchmark Revenue") as defined below, and Baidu, Inc. fails to fulfill 90% of the applicable MTG (the "Benchmark MTG"), the number of underlying Class B ordinary shares issuable upon exercise of the relevant tranche of Baidu Warrants with respect to that year would be adjusted downward in proportion to the deficit of the Benchmark MTG. Under the Zhixin Cooperation Agreement, the Company has agreed to make its best business efforts to achieve an agreed-upon Benchmark Revenue of RMB480,000, RMB630,000 and RMB800,000 for 2014, 2015 and 2016, respectively. In any year that the Company's revenues exceeds the Benchmark Revenue applicable to that year, Baidu, Inc. will also be entitled to cash payment equal to 76% of the excess revenue for that year.

  The Company accounted for the Baidu Warrants following the measurement guidance in ASC505-50, Equity, Equity-Based Payments to Non-Employees and classified the entire Baidu Warrants as a liability pursuant to the classification guidance in ASC 505-50-25-10 and ASC 718-10-25-11.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi ("RMB") and US dollars ("US$") except for number of shares)

13. Related party transactions (Continued)

  The Baidu Warrants is measured at fair value at each reporting date until the final measurement date, which is the date of completion of services required to earn each relevant tranche. The cost associated with the warrants issued pursuant to the Zhixin Cooperation Agreement has been recognized ratably over the period of service required to earn each tranche of warrants based upon the number of the Baidu Warrants and taking into account the potential effect of the downward adjustment to the number of underlying shares in the event the contractual benchmarks are not achieved by Baidu. Upon vesting, the Baidu Warrants should continue to be accounted for as a liability in accordance with ASC 480-10-25-8 and measured in accordance with ASC 480-10-30 and ASC 480-10-35 at every reporting period until the Baidu Warrants are settled. Changes in the fair value of each vested tranche of the Baidu Warrants will be recognized in earnings in the accompanying consolidated statements of comprehensive loss.

  For the period from October 1, 2013 through December 31, 2013, the Cooperation Platform was still in the testing phase and therefore, no meaningful traffic was generated. Based on the above, the Zhixin Cooperation Agreement with Baidu, Inc. did not have any material impact to the Company's consolidated financial statements for the year ended December 31, 2013. The Cooperation Platform was officially launched on January 1, 2014 and the services pursuant to the Zhixin Cooperation Agreement commenced on the same day.

  On June 1, 2015, Baidu, Inc. and the Company mutually agreed to terminate the Zhixin Cooperation Agreement with immediate effect as permitted under the agreement. Both parties agreed that Baidu, Inc. would pay the Company a cash consideration of RMB207,000 (US$31,955) in connection with the termination. The consideration received from Baidu, Inc. as the Company's vendor was presumed to be a reduction of price of the services provided by Baidu per ASC 605-50-45-12. The online marketing expense for Baidu Zhixin Cooperation was RMB699,983 and RMB37,178 (US$5,739) for the years ended December 31, 2014 and 2015, respectively, and nil and RMB143,584 (US$22,166) of the cash consideration received were recognized as deduction to online marketing expense, respectively.

  Concurrently with the termination of the Zhixin Cooperation Agreement, Baidu, Inc. fully exercised the first independent tranche of the Baidu Warrants for services provided to the Company in 2014 into 11,450,000 Class B ordinary shares. The Company recognized remeasurement loss of RMB397,987 (US$61,439) for the first 5 months of 2015 immediately before the warrants were exercised. The cash consideration received from Baidu, Inc. was recorded in "Accrued expenses and other current liabilities" on the Company's consolidated balance sheet to be recognized prospectively against future Baidu service payments pursuant to ASC 605-50-45-13 as consideration received from a vendor.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi ("RMB") and US dollars ("US$") except for number of shares)

13. Related party transactions (Continued)

(vii)
On April 22, 2013, the Company was granted an interest free loan amounting to RMB100,000 (US$15,437) from Baidu Online with a repayment term of three months to supplement the Company's RMB working capital needs and to provide RMB funding for establishing a new entity in the PRC. In order to secure such loan, on the same day, the Company also granted an interest free loan amounting to US$11,174 to Baidu Holdings with the same three month repayment term, and extended the repayment term of the November 1, 2012 interest free loan amounting to US$5,000 by three months. Both the loans granted by the Company to Baidu Holdings were to reciprocate the interest free loan from Baidu Online. On July 22, 2013, the Company repaid the RMB100,000 loan to Baidu Online in full. The Company recorded imputed interest expense amounting to RMB1,376 (US$212) relating to this loan based on the market interest rate of 5.6%. On August 6, 2013, Baidu Holdings also repaid both the US$11,174 and US$5,000 loan, respectively to the Company in full. On September 27, 2013, the Company was granted a loan amounting to RMB50,000 with an annual interest rate of 6% from Baidu Online with a repayment term of 15 days to supplement the Company's RMB working capital needs. On October 12, 2013, the Company repaid the RMB50,000 loan to Baidu Online in full. The Company recorded interest expense amounting to RMB115 (US$18) relating to this loan.

On February 27, 2014, the Company entered into a US$300,000 revolving credit facility agreement with Baidu, Inc.. The three-year credit facility bears no commitment fee. Any drawdown bears interest at a rate of 90% of the benchmark lending rate published by the People's Bank of China and shall be repaid within three years from the drawdown date. The Company is allowed to repay its outstanding debt obligation at maturity either by cash or by issuance of Class B ordinary shares. The applicable share conversion price will be determined by the prevailing share price at the maturity date. On March 12 and May 4, 2015, the Company drew down RMB507,000 (US$78,267) and RMB627,000 (US$96,792) respectively, pursuant to the revolving credit facility agreement. The Company recorded interest expense amounting to RMB42,182 (US$6,512) for the year ended December 31, 2015. The Company fully repaid these loans in March 2016.

(viii)
On October 26, 2015, the Company was granted a loan amounting to RMB639,800 (US$98,768) from Baidu Times. The loan bore an interest at 4.14% with a repayment term of 12 months. The Company recorded interest expense amounting to RMB4,930 (US$761) for the year ended December 31, 2015. The Company fully repaid the loan in March 2016.

(ix)
On December 28, 2012, the Company was granted an interest free loan amounting to RMB50,000 from Baidu Netcom with a repayment term of six months. The Company repaid the loan in full on March 27, 2013. The Company recorded imputed interest expense amounting to RMB674 for the year ended December 31, 2013 relating to this loan based on the market interest rate of 5.6%.

(x)
On October 27, 2015, the Company granted a loan amounting to US$100,000 to Baidu Holdings. The loan bore an interest at 1.00% with a repayment term of 12 months. The Company recorded interest income amounting to RMB1,173 (US$181) for the year ended December 31, 2015.The Company fully collected the repayment in March 2016.

(xi)
The Company granted a loan amounting to RMB31,210 (US$4,818) to Baituo to supplement its working capital needs in 2015. Baituo repaid RMB6,210 (US$959) in December 2015.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi ("RMB") and US dollars ("US$") except for number of shares)

13. Related party transactions (Continued)

c)
The Company had the following related party balances outstanding as of December 31 2014, and 2015:

		As of December 31
		2014	2015
	Note	RMB	RMB	US$
Current assets
Due from related parties:
Baidu Holdings		—	651,053	100,505
Baidu Times		3,670	—	—
Baidu Netcom		25,210	6,976	1,077
Nuo Mi		11,071	72,910	11,256
Baidu Online		—	50,839	7,848
Baidu Microcredit		—	116	18
Ctrip.com		—	2,258	349
Huazhu		—	1,409	218
Homeinns		—	2,562	395
Baituo		—	25,000	3,859

Total due from related parties		39,951	813,123	125,525

Current liabilities
Due to related parties:
Baidu Online		—	1,234,301	190,543
Baidu Netcom		—	—	—
Baidu, Inc.		4,714	—	—
Nuo Mi		377	4,048	625
Baidu Times		768	645,926	99,714
Bo Rui		50	6,921	1,068
Ctrip.com		—	298	46
eLong	(i)	—	69,919	10,794
Huazhu		—	87	13
Bo Dong		396	—	—

Total due to related parties		6,305	1,961,500	302,803

(i)
Amount mainly represented the payment for advertising service received in advance from eLong.

        Except for the loans with related parties disclosed above, balances with related parties are unsecured, interest-free and repayable upon demand.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi ("RMB") and US dollars ("US$") except for number of shares)

14. Employee defined contribution plan

        Full time employees of the Company in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiaries and Affiliated PRC Entities of the Company make contributions to the government for these benefits based on certain percentages of the employees' salaries. The Company has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were RMB87,588, RMB222,755 and RMB367,732 (US$56,768) for the years ended December 31, 2013, 2014 and 2015, respectively.

15. Accumulated other comprehensive (loss) income

        The movement of accumulated other comprehensive (loss) income is as follows:

Foreign currency translation adjustments
Balance as of December 31, 2012	(11,603)
Other comprehensive loss	(16,873)

Balance as of December 31, 2013	(28,476)
Other comprehensive income	32,639

Balance as of December 31, 2014	4,163
Other comprehensive income	132,647
Balance as of December 31, 2015	136,810

Balance as of December 31, 2015 in US$	21,120

16. Ordinary shares

        In June 2015, the Company issued 6,842,106 ADSs, equivalent to 20,526,318 Class B ordinary shares, as a result of a secondary public offering. In addition, the Company issued 11,450,000 shares of Class B ordinary shares as a result of the exercise of the 2014 Baidu Warrants (Note 21).

        On October 26, 2015, the Company's largest shareholder, Baidu, Inc., exchanged 178,702,519 Class A ordinary shares and 11,450,000 Class B ordinary shares of its ownership interest in the Company with Ctrip. The exchange ratio was 1 Qunar ADS to 0.725 Ctrip ADSs. Upon the completion of the transaction, Ctrip owns 190,152,519 Class B ordinary shares of Qunar and became the largest shareholder of the Company.

        For the year ended December 31, 2015, 210,781,507 shares of Class A ordinary shares were exchanged into Class B ordinary shares. 42,070,053 shares of Class B ordinary shares were issued from share options exercised.

        As of December 31, 2015, there were 13,517,672 and 419,204,400 Class A and Class B ordinary shares outstanding, respectively.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi ("RMB") and US dollars ("US$") except for number of shares)

17. Loss per share

        Basic and diluted loss per share for each of the years ended December 31, 2013, 2014 and 2015 presented are calculated as follows:

	Years ended December 31,
	2013		2014		2015
	Class A	Class B	Class A	Class B	Class A	Class A	Class B	Class B
	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$
Basic loss per share:
Numerator:
Net loss	(183,368)	(3,921)	(1,401,672)	(445,229)	(3,492,180)	(539,100)	(3,857,151)	(595,441)
Net loss attributable to noncontrolling interests	—	—	—	—	3,147	486	3,475	536
Net loss attributable to ordinary shareholders for computing basic loss per share	(183,368)	(3,921)	(1,401,672)	(445,229)	(3,489,033)	(538,614)	(3,853,676)	(594,905)
Denominator:
Weighted average ordinary shares outstanding	299,524,536	6,403,973	266,696,495	84,713,813	182,319,107	182,319,107	201,373,547	201,373,547
Basic loss per share:	(0.61)	(0.61)	(5.26)	(5.26)	(19.14)	(2.95)	(19.14)	(2.95)

Basic loss per ADS*:		(1.83)		(15.78)			(57.42)	(8.85)

Diluted loss per share:
Numerator:
Net loss	(183,368)	(3,921)	(1,401,672)	(445,229)	(3,492,180)	(539,100)	(3,857,151)	(595,441)
Net loss attributable to noncontrolling interests	—	—	—	—	3,147	486	3,475	536
Reallocation of net loss attributable to ordinary shareholders as a result of conversion of Class A to Class B ordinary shares (Note 16)	—	(183,368)	—	(1,401,672)	—	—	(3,489,033)	(538,614)
Net loss attributable to ordinary shareholders for computing diluted loss per share	(183,368)	(187,289)	(1,401,672)	(1,846,901)	(3,489,033)	(538,614)	(7,342,709)	(1,133,519)

Weighted average ordinary shares outstanding	299,524,536	6,403,973	266,696,495	84,713,813	182,319,107	182,319,107	201,373,547	201,373,547
Conversion of Class A to Class B ordinary shares (note 16)	—	299,524,536		266,696,495	—	—	182,319,107	182,319,107
Weighted-average number of shares outstanding- diluted	299,524,536	305,928,509	266,696,495	351,410,308	182,319,107	182,319,107	383,692,654	383,692,654

Diluted loss per share:	(0.61)	(0.61)	(5.26)	(5.26)	(19.14)	(2.95)	(19.14)	(2.95)

Diluted loss per ADS*:		(1.83)		(15.78)			(57.42)	(8.85)

*
The Company was listed on November 1, 2013 with issuance of a total of 12,777,650 ADSs. Each ADS represents three Class B ordinary shares. The net loss per ADS for the year ended December 31, 2013 was calculated using the same conversion ratio assuming the ADSs had been in existence throughout this period.

        The effects of all outstanding share options, long-term debt and Baidu Warrants were been excluded from the computation of diluted loss per share for the years ended December 31, 2013, 2014 and 2015 as their effects would be anti-dilutive.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi ("RMB") and US dollars ("US$") except for number of shares)

18. Share-based compensation

2007 Share Incentive Plan

        In November 2007, the Company's shareholders approved the 2007 Share Incentive Plan (the "2007 Share Incentive Plan"), which is administered by the Board of Directors or any of its committees. Under the Plan, the Board of Directors may grant options to its employees, directors and consultants to purchase an aggregate of no more than 9,600,140 ordinary shares of the Company. On December 29, 2011, the Board of Directors approved the increase of the number of shares available for issuance under the Plan from 20,724,362 to 26,060,000 shares. On August 10, 2012, the Board of Directors approved that starting from January 1, 2013, the number of shares available for issuance under the Plan would increase annually by 1.5% of the total outstanding ordinary and redeemable ordinary shares as of January 1 of that respective calendar year. On September 22, 2013, the Board of Directors approved an increase in the number of shares available for issuance under the 2007 Share Incentive Plan by 6,066,896 shares. The options granted have a contractual term of ten years and generally vest over a four-year period, with 25% of the awards vesting one year after the date of grant and 1/16 of the remaining grants vesting on a quarterly basis thereafter.

        The fair value of each award was estimated on the grant date using the Black-Scholes-Merton option-pricing model by the Company.

        Under the 2007 Share Incentive Plan, the Company granted 10,988,106, 9,993,411 and 10,443,825 share options to employees during the years ended December 31, 2013, 2014 and 2015, respectively. Among the grants, 1,671,867, 7,929,555 and 2,641,314 shares options granted during the years ended December 31, 2013, 2014 and 2015, respectively, had performance condition on their exercisability.

        Included in the grants above:

1)
On January 25, 2013, the Board of Directors waived the performance conditions in relation to the performance based options granted on March 6, 2012 and approved that 450,000 options, representing 90% of the options previously granted would commence vesting based on the original vesting schedule. In accordance with ASC 718, the Company accounted for the waiver of the performance conditions as a modification. As the original vesting conditions were not satisfied, the grant-date fair value of the original award was ignored and the fair value of the award measured at the modification date is recognized starting from the modification date. The share-based compensation expense recognized for the modified award for the year ended December 31, 2013 was RMB1,697 (US$262).

2)
On September 22, 2013, the Board of Directors approved to issue two option grants to Chenchao Zhuang, the former CEO and director of the Company. The first option grant consisted of 3,033,448 options with an exercise price of US$3.9559. The second option grant consisted of 3,033,448 options with an exercise price of US$6.5932. Both option grants have a contractual term of ten years and will vest over a period from grant date to December 31, 2016, with 25% of the awards vesting on December 31, 2013 and the remaining awards vesting 1/16 on a quarterly basis thereafter. The fair value of the options granted was US$2.69 and US$2.19 for the first and second option grant, respectively.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi ("RMB") and US dollars ("US$") except for number of shares)

18. Share-based compensation (Continued)

Business Unit Incentive Plan

        On January 13, 2013, the Board of Directors approved a business unit incentive plan (the "Business Unit Incentive Plan"), which is governed under the aforementioned 2007 Share Incentive Plan. Under the Business Unit Incentive Plan, the Board of Directors may grant options to its employees of specific business units to purchase an aggregate of no more than 10,800,000 Class B ordinary shares of the Company. On November 25, 2014, the Company's Board of Directors approved an extension of the Business Unit Incentive Plan to cover employees of four new business units. The total number of Class B ordinary shares of the Company to be issued under the Business Unit Incentive Plan was increased to 18,000,000. The options will be granted at an exercise price of US$0.01 if the business units meet their respective certain long-term performance conditions. Upon grant, the options will have various vesting terms. The Business Unit Incentive Plan was terminated in November 2015.

Modification to the 2007 Share Incentive Plan

        In December 2015, Qunar modified the awards under the 2007 Share Incentive Plan to be convertible to Ctrip ADSs at a ratio of 1 Qunar ADS to 0.725 Ctrip ADS. Unvested awards under the 2007 Share Incentive Plan became fully vested for certain employees and all cliff vesting conditions and performance-based vesting conditions were removed from all outstanding awards under the 2007 Share Incentive Plan. Furthermore, all business unit points granted under the Business Unit Incentive Plan converted into options based on the ratio of 3 points to 1 Qunar ADS.

        The Company accounted for the modifications in accordance with ASC 718-20-35-3 with the amount of compensation cost to be recognized for a modified award being the grant-date fair value of the original award plus the incremental value resulting from the modification to the award.

        The total incremental compensation cost resulting from the modifications was RMB1,575,369 (US$243,195) for the year ended December 31, 2015. Incremental value resulting from modifications to vested awards as well as any unrecognized grant-date fair value of the original awards plus the incremental value resulting from the accelerations of awards that became fully vested was recognized in earnings immediately. The incremental compensation cost from modifications on those options with vesting conditions is recognized on a straight-line basis over the vesting schedule of the modified options in addition to any unrecognized grant-date fair value of the original awards.

2015 Share Incentive Plan

        On November 18, 2015, Board of Directors approved a new share incentive plan (the "2015 Share Incentive Plan"). Share options granted under the 2015 Share Incentive Plan, when vested and exercised, will be convertible to Ctrip ADSs at a ratio of 1 Qunar ADS to 0.725 Ctrip ADS. Certain options granted under the 2015 Share Incentive Plan vest immediately upon grant, while others vest on a quarterly basis on the same vesting schedule as those outstanding awards under the 2007 Share Incentive Plan. Under the 2015 Share Incentive Plan, the Board of Directors may grant options to its employees, directors and consultants to purchase an aggregate of no more than 28,476,795 ordinary shares of the Company. These options granted have a contractual term of ten years.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi ("RMB") and US dollars ("US$") except for number of shares)

18. Share-based compensation (Continued)

        The fair value of each award was estimated on the grant date using the Black-Scholes-Merton option-pricing model by the Company.

        Under the 2015 Share Incentive Plan, the Company granted 27,470,970 share options to employees during the year ended December 31, 2015. Among the grants, 10,632,195 shares options granted have service condition on their exercisability.

        The following table summarizes the option activities for the year ended December 31, 2015

	Number of shares	Weighted average exercise price (US$)	Weighted average remaining contractual life (Years)	Aggregate intrinsic value (US$ in thousands)
Share options
Outstanding, December 31, 2014	25,163,443	1.30	7.89	201,417
Granted	37,914,795	0.01
Exercised	(42,070,053)	0.78
Forfeited/Cancelled	(2,248,747)	0.01
Outstanding, December 31, 2015	18,759,438	0.01	9.36	329,603
Vested and expected to vest at December 31, 2015	15,383,914	0.01	9.37	270,295
Exercisable at December 31, 2015	2,482,338	0.01	9.35	43,615

        The aggregate intrinsic value in the table above represents the difference between the fair value of Company's ordinary share as at the balance sheet date and the exercise price. Total intrinsic value of options exercised for the three years ended December 31, 2013, 2014 and 2015 was RMB88,920, RMB508,520 and RMB 4,578,311 (US$706,770) respectively. The total fair value of the options vested during the years ended December 31, 2013, 2014 and 2015 were RMB88,870, RMB220,800 and RMB7,784,881 (US$1,201,778), respectively.

        The following table presents the assumptions used to estimate the fair values of the share options granted in the years presented:

	2013	2014	2015
Risk-free interest rate	1.91%~2.71%	1.91%~2.07%	0.71%~1.85%
Dividend yield	—	—	—
Expected volatility range	46.68%~47.66%	45.78%~46.58%	36.33%~42%
Expected life (in years)	10	6.11	0.98~6.11

        As of December 31, 2015, there were RMB2,238,826 (US$345,615) of unrecognized share-based compensation costs, net of estimated forfeitures, related to option awards that are expected to be recognized over a weighted-average vesting period of 1.91years. Total unrecognized compensation costs may be adjusted for future changes in estimated forfeitures.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi ("RMB") and US dollars ("US$") except for number of shares)

18. Share-based compensation (Continued)

        The fair value of each option award was estimated on the grant date using the Black-Scholes-Merton option-pricing model. The risk-free interest rate for periods within the contractual life of the share option is based on the U.S. Treasury yield curve in effect at the time of grant for a term consistent with the expected term of the awards. The expected term of stock options granted is developed giving consideration to the vesting period and contractual term. Qunar did not expect to declare any dividends on its ordinary shares on the respective grant dates. Expected volatility is estimated based on the historical volatility ordinary shares of several comparable companies in the same industry.

        The total weighted average grant-date fair value of the option awards granted during the years ended December 31, 2013, 2014 and 2015 were RMB16.59, RMB58.59 and RMB 190.45 (US$29.40) per option, respectively.

        The following table summarizes total compensation cost recognized:

	Years ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
Product developments	20,784	59,884	1,299,625	200,628
Product sourcing	2,117	2,958	151,864	23,444
Sales and marketing	5,417	12,565	310,604	47,949
General and administrative	35,389	190,963	3,020,480	466,281

	63,707	266,370	4,782,573	738,302

19. Restricted net assets

        The Company's ability to pay dividends may depend on the Company receiving distributions of funds from its PRC subsidiaries and Affiliated PRC Entities. Relevant PRC statutory laws and regulations permit payments of dividends by the Company's PRC subsidiaries only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company's PRC subsidiaries and Affiliated PRC Entities.

        In accordance with the PRC Regulations on Enterprises with Foreign Investment and its articles of association, a foreign invested enterprise established in the PRC is required to provide certain statutory reserves, namely general reserve fund the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise's PRC statutory accounts. A foreign invested enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve has reached 50% of its respective registered capital based on the enterprise's PRC statutory accounts. Appropriation to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the Board of Directors for all foreign invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi ("RMB") and US dollars ("US$") except for number of shares)

19. Restricted net assets (Continued)

dividends. The Company's PRC subsidiaries were established as foreign invested enterprises and therefore, is subject to the above mandated restrictions on distributable profits.

        Additionally, in accordance with the company law of the PRC, a domestic enterprise is required to provide statutory reserves of at least 10% of its annual after-tax profit until such reserve has reached 50% of its respective registered capital based on the enterprise's PRC statutory accounts. A domestic enterprise is also required to provide discretionary surplus reserve, at the discretion of the Board of Directors, from the profits determined in accordance with the enterprise's PRC statutory accounts. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. The Affiliated PRC Entities were established as domestic invested enterprises and therefore are subject to the above mentioned restrictions on distributable profits.

        During the years ended December 31, 2013, 2014 and 2015, appropriations to statutory reserves amounted to RMB1,136, nil and RMB3,011(US$465), respectively.

        As a result of these PRC laws and regulations subject to the limit discussed above that require annual appropriations of 10% of after-tax income to be set aside, prior to payment of dividends as general reserve fund, the Company's PRC subsidiaries and the Affiliated PRC Entities are restricted in their ability to transfer a portion of their net assets to the Company.

        Foreign exchange and other regulation in the PRC may further restrict the Company's PRC subsidiaries and the Affiliated PRC Entities from transferring funds to the Company in the form of dividends, loans and advances. As of December 31, 2014 and 2015, amounts restricted are the net assets of the Company's PRC subsidiaries and the Affiliated PRC Entities, which amounted to RMB171,009 and RMB226,235 (US$34,925), respectively.

20. Other non-current assets

        On August 1, 2013, the Company launched an RMB20,000 employee interest-free housing loan program. In 2014, the Company expanded the housing loan pool to RMB40,000. Employees other than executive officers and senior management personnel who meet certain requirements may apply for such loans subject to approval by the Company. Each loan to each employee has a cap of RMB500 and is repayable within three to five years. The Company accounts for employee interest-free loans in accordance with ASC subtopic 835-30, Imputation of Interest, whereby the effective interest rate is applied and the difference between the present value of the loan receivables and the cash loaned to the employees is regarded as employee compensation. Over the term of the loans, the loans receivable are accreted to its face value with interest income recognized in the same amount. As of December 31, 2014 and 2015, the Company has granted loans amounting to RMB26,911 and RMB44,207 (US$6,824) with terms of five years, respectively, of which RMB15,288 and RMB22,520 (US$3,476) were non-current, respectively.

        Management evaluated the collectability of the loans granted and concluded that the risk of default was remote. Therefore, no allowance was provided as of December 31, 2014 and 2015, respectively. The remaining balances included in other non-current assets are mainly comprised of long-term rental deposits of RMB29,034 and RMB57,325 (US$8,849) as of December 31, 2014 and 2015, respectively, and prepayments to purchase equipment with an amount of RMB11,595 and RMB8,963 (US$1,384) as of December 31, 2014 and 2015, respectively.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi ("RMB") and US dollars ("US$") except for number of shares)

21. FAIR VALUE MEASUREMENT

        Financial assets and liabilities of the Company primarily comprise of cash and cash equivalents, short-term investments, restricted cash, funds receivable, accounts receivable, due from and due to related parties, employee housing loan receivables, customer advances and deposits, accounts payable, short-term loan, other payables, the Notes and warrant liability. As of December 31, 2014 and 2015, the carrying values of these financial instruments, except for employee housing loan receivables, the Notes and warrant liability, approximated their fair values due to the short-term nature of these instruments.

        The fair value of the employee housing loan receivables has been calculated by discounting the expected future cash flows using rates currently available for instruments with similar terms, credit risk and remaining maturities. The calculated fair value approximates the carrying amount of the outstanding employee housing loan receivables. The warrant liability was recorded at fair value on the issuance date and subsequently adjusted to the fair value at each reporting date. The liability component of the Notes was initially recorded at fair value net of issuance costs, with subsequent accretion to face value.

        ASC topic 820 ("ASC 820"), Fair Value Measurements and Disclosures, establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

        Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets

        Level 2—Include other inputs that are directly or indirectly observable in the marketplace

        Level 3—Unobservable inputs which are supported by little or no market activity

        ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

        In accordance with ASC 820, the Company measured the Baidu Warrants at fair value on a recurring basis. Baidu Warrants were classified as Level 2 by using the binomial-tree model with exogenous credit risk developed by Tsiveriotis and Fernandes (1998) based on inputs that are directly and indirectly observable in the market.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi ("RMB") and US dollars ("US$") except for number of shares)

21. FAIR VALUE MEASUREMENT (Continued)

        Assets and liabilities measured at fair value as of December 31, 2014 are summarized as below:

	Fair Value Measurement or Disclosure at December 31, 2014 Using
	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable inputs (Level 3)
	RMB	RMB	RMB
Recurring
Warrant liability	—	701,776	—
Total liability measured at fair value	—	701,776	—

        No asset or liability was measured at fair value as of December 31, 2015 as the Baidu Warrants were exercised (Note 13).

        The Company had no assets or liabilities measured or disclosed at fair value on a recurring basis using significant unobservable inputs (Level 3) for the years ended December 31, 2014 and 2015.

22. Commitments and contingencies

Operating lease commitments

        The Company leases office facilities and server racks under non-cancelable operating leases expiring on different dates. Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases, and the terms of the leases do not contain rent escalation, contingent rent, renewal, or purchase options. There are no restrictions placed upon the Company by entering into these leases. Total expenses under these operating leases were RMB51,262, RMB163,067 and RMB248,087 (US$38,298) for the years ended December 31, 2013, 2014 and 2015, respectively.

        Future minimum payments under non-cancelable operating leases consist of the following as of December 31, 2015:

Years ended December 31,	RMB	US$
2016	224,957	34,727
2017	58,821	9,080
2018 and thereafter	6,294	972

	290,072	44,779

Capital Commitments

        The Company's capital commitments relate primarily to commitments in connection with the expansion and improvement of its network infrastructure and renovation of its offices. Total capital commitments contracted but not yet reflected in the consolidated financial statements amounted to RMB29,786 and RMB11,331 (US$1,749) as of December 31, 2014 and 2015. All of the commitments relating to the network infrastructure and renovation on the offices are to be fulfilled within the next year.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi ("RMB") and US dollars ("US$") except for number of shares)

22. Commitments and contingencies (Continued)

        In addition, as of December 31, 2015, the Company has contractual commitments to make additional investments contingent on the achievement of certain conditions by three existing investees with a total maximum amount of RMB20,045 (US$3,094).

Loss contingencies

        With respect to display advertising services, the Company, as an industry practice in the PRC, regularly provides such services at a discount to its standard rates. These discounts are in the form of free advertising elements, of which the duration and other terms of services are specified as part of the revenue contract. The value-added tax pilot program replaced the business tax rules for advertising services in Beijing effective from September 1, 2012. There are uncertainties under the current value-added tax rules as to whether these free elements should constitute deemed services in addition to the chargeable elements rather than discounts to the overall revenue arrangements for tax purposes and thus be subject to value-added tax at the standard rates of services. The Company currently considers that such free elements do not give rise to deemed services for value-added tax purposes and the value-add tax for a revenue contract is calculated based on the total consideration for the overall arrangements. The rules related to the value-added tax pilot program are still evolving and the timing of the promulgation of the final tax rules or related interpretation is uncertain. The maximum estimated amount for this reasonably possible contingency up to December 31, 2015 was RMB7,197 (US$1,111).

Legal contingency

        On September 6, 2013, the Company early terminated an agreement ("Distribution Agreement") with one of its travel service providers, eLong due to it's failure to make its international hotel inventories available on the Company's platform within the agreed time period. Subsequently, eLong filed a complaint with an intermediary court in Beijing for a civil suit against the Company alleging breach of contract by the Company and sought (i) a declaration that the notice to terminate the aforementioned agreement was null and void and (ii) damages in the amount of approximately RMB140,700 to compensate for alleged losses suffered by the TSP in connection with the Company's early termination of the aforementioned agreement.

        On July 1, 2015, the Company received the final judgment (the "Final Judgment") from the Beijing High People's Court (the "Court") with respect to the contract dispute with eLong over the Distribution Agreement. In the Final Judgment, the Court upheld that the Company shall prospectively credit to eLong's advertisement account opened at the Company in the amount of RMB137,385(US$21,209) corresponding to the period up to June 30, 2016 and the Distribution Agreement shall continue to be performed by both parties. The credits are not redeemable for cash but to be utilized by eLong for prospective advertising services provided by the Company.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi ("RMB") and US dollars ("US$") except for number of shares)

23. Subsequent events

        On January 8, 2016, SL and HH irrevocably waived and relinquished their rights to convert the Notes held by them and transferred all of the Notes to Ctrip (the "Exchange"). The Exchange was accounted for as an extinguishment of debt.

        In March 2016, the Company obtained a RMB denominated loan with a principal amount of RMB1,773,800 (US$273,828) from Ctrip. The loan is free of interest and has a term of three years. Ctrip obtained a US$ denominated loan with a principal amount of US$285,000 from the Company. The loan is free of interest and has a term of three years.

QuickLinks

  Exhibit 99.2
QUNAR CAYMAN ISLANDS LIMITED INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
TABLE OF CONTENTS
QUNAR CAYMAN ISLANDS LIMITED CONSOLIDATED STATEMENTS OF CASH FLOWS (Amounts in thousands of Renminbi ("RMB") and US dollars ("US$"))